++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus supplement is not complete and may be + +changed. We may not sell these securities until a final prospectus supplement + +is delivered. This preliminary prospectus supplement and the accompanying +
+prospectus are not an offer to sell these securities, and we are not          +
+soliciting an offer to buy these securities in any state where the offer or   +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED MARCH 3, 2000

                                               Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-93239
                                                                   333-93239-01
Prospectus Supplement to Prospectus dated January 14, 2000

$350,000,000

Enterprise Products Operating L.P.
Unconditionally Guaranteed by
Enterprise Products Partners L.P.
                                                               [Enterprise Logo]

 % Senior Notes Due       , 200

Maturity

 . The notes will mature on        , 200 .

Interest

 . Interest on the notes is payable on         and       of each year, beginning
         , 2000.

 . Interest will accrue from        , 2000.

Redemption

 . We may redeem some or all of the notes at any time at a redemption price described beginning on page S-14.

 . There is no sinking fund.

Ranking

 . The notes are unsecured.

 . The notes rank equally with all of our existing and future unsecured and unsubordinated indebtedness and senior to any future subordinated indebtedness.

Guarantee

 . If we fail to make payments on the notes, our parent company guarantor, Enterprise Products Partners L.P., must make them instead. This guarantee will be an unsecured and unsubordinated obligation of our parent company.

Listing

 . We do not intend to list the notes on any securities exchange.

                    ---------------------------------------

Investing in the notes involves risks. See "Risk Factors" beginning on page 5 of the accompanying Prospectus.

                    ---------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                                         Per Note            Total
------------------------------------------------------------------
   Initial Price to Public                    %             $
   Underwriting Discount                      %             $
   Proceeds to Us (Before Expenses)           %             $


Your purchase price will also include any interest that has accrued on the
notes from          , 2000.

                    ---------------------------------------

 . The notes will be            . The underwriters listed below will purchase
  delivered to you in            the notes from us on a firm commitment basis
  global form through the        and offer them to you, subject to certain
  book-entry delivery            conditions.
  system of The Depository
  Trust Company on or about
             , 2000.

Chase Securities Inc.                                            Lehman Brothers

Banc One Capital Markets, Inc.
           FleetBoston Robertson Stephens
                         First Union Securities, Inc.
                                      Scotia Capital (USA) Inc.
                                                                        SG Cowen

                    ---------------------------------------


           The date of this prospectus supplement is         , 2000.

                            [MONT BELVIEU FACILITY]




                            [Gulf Coast Assets Map]

   In making your investment decision, you should rely only on the information contained in this prospectus supplement and the accompanying prospectus and those items incorporated by reference herein. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

   We are offering to sell the notes only in places where sales are permitted.

   You should not assume that the information contained or incorporated by reference in this prospectus supplement or the attached prospectus is accurate as of any date other than their respective dates.

                               ----------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Summary....................................................................  S-1
Use of Proceeds............................................................  S-6
Capitalization.............................................................  S-6
Selected Financial Data....................................................  S-7
Business................................................................... S-10

                                                                            Page
                                                                            ----
Description of Notes....................................................... S-12
Underwriting............................................................... S-16
Legal Matters.............................................................. S-17
Experts.................................................................... S-17

                                   Prospectus

                                                                            Page
                                                                            ----
Forward-Looking Statements.................................................   2
Where You Can Find More Information........................................   3
Incorporation of Certain Documents by Reference............................   3
The Company................................................................   4
Risk Factors...............................................................   5
Use of Proceeds............................................................   9
Ratio of Earnings to Fixed Charges.........................................   9

                                                                            Page
                                                                            ----
Description of Debt Securities.............................................  10
Description of Common Units................................................  23
Federal Income Tax Considerations..........................................  32
Selling Unitholders........................................................  46
Plan of Distribution.......................................................  46
Legal Matters..............................................................  48
Experts....................................................................  48

                                    SUMMARY

   This summary highlights selected information from this prospectus supplement and the accompanying prospectus but does not contain all of the information that is important to you or that you should consider in making an investment decision. To understand all of the terms of the offering of the notes and to attain a more complete understanding of our business and financial situation, you should read carefully this entire prospectus supplement and the accompanying prospectus. In this prospectus supplement, the terms "Issuer," "we," "our," "ours," and "us" refer to Enterprise Products Operating L.P. and its subsidiaries, and the terms "Guarantor" and "our parent" refer to our parent, Enterprise Products Partners L.P.

   Enterprise Products Operating L.P. is a leading integrated North American provider of processing and transportation services to domestic and foreign producers of natural gas liquids ("NGLs") and other liquid hydrocarbons and domestic and foreign consumers of NGL and liquid hydrocarbon products. We manage a fully integrated and diversified portfolio of midstream energy assets and are engaged in NGL processing and transportation through direct and indirect ownership and operation of NGL fractionators. We also operate and/or manage NGL processing facilities, storage facilities, pipelines, rail transportation facilities, a methyl tertiary butyl ether ("MTBE") facility, a propylene production complex and other transportation facilities in which we have direct and indirect ownership interests. As a result of the recent acquisition of Tejas Natural Gas Liquids LLC ("TNGL") described below, we are also now engaged in natural gas processing.

   We and our subsidiaries and joint ventures conduct substantially all the business of our parent, Enterprise Products Partners L.P., a publicly traded master limited partnership (NYSE, symbol "EPD"). We and our parent were formed in April 1998 to acquire, own, and operate all of the NGL processing and distribution assets of Enterprise Products Company ("EPCO"). EPCO manages our business and affairs and employs the operating personnel involved in our business for which EPCO is paid a monthly administrative services fee (currently $1.55 million plus accrued employee incentive plan costs) plus reimbursement for all expenses other than selling, general and administrative expenses.

   Our parent completed a public offering of 12,000,000 common units on July 27, 1998, currently representing a 14.6% equity interest in our parent. The net proceeds of the offering were approximately $243.3 million. In connection with the acquisition of TNGL, effective as of August 1, 1999, our parent issued 14,500,000 non-distribution bearing, convertible special units, representing a 17.6% equity interest, to Tejas Energy LLC, now Coral Energy LLC, an affiliate of Shell Oil Company, on September 17, 1999. All references herein to "Shell", unless the context indicates otherwise, shall refer collectively to Shell Oil Company, its subsidiaries and affiliates. Shell also has the right to receive up to 6,000,000 additional non-distribution bearing, convertible special units, as described under "--Recent Acquisitions," and if all such units are issued, Shell would own an approximate 24% equity interest in our parent. As of December 31, 1999, EPCO and its affiliates held 35,011,228 common units and 21,409,870 subordinated units, representing an aggregate 69.3% equity interest in our parent. Our general partner, Enterprise Products GP, LLC (the "General Partner"), a majority-owned subsidiary of EPCO, holds a 1.0% general partner interest in our parent and a 1.0101% general partner interest in our company. Our parent holds a 98.9899% limited partner interest in our company.

   We own, operate and manage:

  .  natural gas processing plants;

  .  NGL fractionation facilities;

  .  propylene production facilities;

  .  isobutane production facilities;

  .  MTBE production facilities

  .  storage facilities;

  .  rail transportation facilities;

  .  pipelines; and

  .  import/export assets.

   Certain of these facilities are owned jointly by us and other industry partners, either through co-ownership arrangements or joint ventures. Some of these jointly owned facilities are operated by other owners.

   The following chart shows our organizational structure:

                         COMPANY ORGANIZATION CHART FOR
              ENTERPRISE PRODUCTS COMPANY (EPCO) AND SUBSIDIARIES
                            AS OF DECEMBER 31, 1999




                                    [Chart]

Our Business Strategy

   Our business strategy is to grow our core assets and maximize the returns to our unitholders. We intend to pursue this strategy principally by:

   Capitalizing on Expected Increases in NGL Production. We believe production of both oil and natural gas in the Gulf of Mexico will continue to increase over the next several years. We intend to capitalize on our existing infrastructure, market position, strategic relationships and financial flexibility to expand our operations to meet the anticipated increased demand for NGL processing services. Of particular significance will be production associated with the development of natural gas fields in Mobile Bay and the Gulf of Mexico offshore Louisiana, which are expected to produce natural gas with significantly higher NGL content than typical domestic production. We believe the Gulf Coast is the only major marketplace that has sufficient storage facilities, pipeline distribution systems and petrochemical and refining demand to absorb this new NGL production. In connection with the TNGL acquisition, Shell entered into a 20 year natural gas processing agreement with us, covering substantially all of the Shell entities' Gulf of Mexico natural gas production ("Shell Processing Agreement").

   Expanding Through Construction of Identified New Facilities. We are currently participating in the construction of:

  . a new cryogenic natural gas processing plant in St. Mary's Parish, Louisiana, known as the Neptune gas plant, in which our ownership interest will be 66%; and

  . a new propylene concentrator adjacent to the Baton Rouge NGL fractionation facility in which our ownership interest will be 30%.

We are also planning the construction of a 263 mile Lou-Tex NGL pipeline from Sorrento, Louisiana to Mont Belvieu, Texas with an expected capacity of 50,000 barrels per day, in batch mode, for the transportation of mixed NGLs and NGL products. The pipeline is being designed to allow for efficient expansion to approximately 80,000 barrels per day. Construction of the Lou-Tex NGL pipeline is expected to be completed during the fourth quarter of 2000.

   Investing with Strategic Partners. We will continue to pursue joint investments with oil and natural gas producers that can commit feedstock volumes to new facilities or with petrochemical companies that agree to purchase a significant portion of the production from new facilities. We believe commitments from producers to bring NGL volumes to new fractionation facilities and pipelines are central to establishing the viability of new investments in the NGL processing and transportation industry.

   Expanding Through Acquisitions. We will continue to analyze potential acquisitions, joint ventures or similar transactions with businesses that operate in complementary markets and geographic regions. In recent years, major oil and natural gas companies have sold non-strategic assets including assets in the midstream natural gas industry, such as those we acquired from Shell in the TNGL acquisition. We believe this trend will continue, and we expect independent oil and natural gas companies to consider similar options.

   Managing Commodity Price Exposure. A substantial portion of our operations are conducted pursuant to tolling contracts or involve NGL transportation where we process, transport and store a raw feedstock or product for a fee and do not take title to the product. When we do take title to the products we process, the following scenarios apply:

  . In our isomerization merchant activities, and to a certain extent our propylene fractionation business, we generally attempt to match the timing and price of our feedstock purchases with those of the sales of end products so as to reduce exposure to fluctuations in commodity prices.

  . In our natural gas processing business, to the extent we take title to the NGLs removed from the natural gas stream and reimburse the producer for the reduction in the Btu content and/or the natural gas used as fuel, our margins are affected by the prices of NGLs and natural gas. From time to time we use financial instruments to reduce our exposure to fluctuations in the prices of NGLs and natural gas.

Recent Acquisitions

   TNGL Acquisition. As noted above, effective August 1, 1999 we acquired TNGL from Shell, in exchange for 14.5 million non-distribution bearing, convertible special partner units ("Special Units") of our parent and a cash payment of $166 million (the "TNGL acquisition"). Our parent also agreed to issue up to
6.0 million non-distribution bearing, convertible special units ("Contingency Units") to Shell in the future if the volumes of natural gas that we process for Shell reach certain agreed upon levels in 2000 and 2001. The businesses acquired from Shell include natural gas processing and NGL fractionation, transportation and storage in Louisiana and Mississippi and its NGL supply and merchant business. The assets acquired include varying interests in 11 natural gas processing plants, four NGL fractionation facilities, and four NGL storage facilities and operator and non-operator ownership interests in approximately 1,500 miles of NGL pipelines.

   Our major customer related to the TNGL assets is Shell. Under the terms of the Shell Processing Agreement, we have the right to process substantially all of Shell's current and future natural gas production from the Gulf of Mexico. This includes natural gas production from the developments currently referred to as deepwater. Generally, the Shell Processing Agreement grants us the following rights and obligations:

  . the exclusive right to process any and all of Shell's Gulf of Mexico natural gas production from existing and future dedicated leases; plus

  . the right to all title, interest, and ownership in the raw make extracted by our gas processing facilities from Shell's natural gas production from such leases; with

  . the obligation to deliver to Shell the natural gas stream after the raw make is extracted.

   Mont Belvieu NGL Fractionation facility. Effective July 1, 1999, we acquired an additional 25% interest in the Mont Belvieu NGL fractionation facility from Kinder Morgan Operating LP "A" ("Kinder Morgan") for a purchase price of approximately $41.2 million in cash and the assumption of $4 million in debt. We also purchased an additional 0.5% interest in the same facility from EPCO for a cash price of $0.9 million. These acquisitions (referred to as the "MBA acquisition") increased our effective economic interest in the Mont Belvieu NGL fractionation facility from 37.0% to 62.5%. As a result of these acquisitions, the results of operations of this facility after July 1, 1999 were consolidated rather than included in equity in earnings of unconsolidated affiliates.

Recent Developments

   We own an 11.5% equity interest in Dixie Pipeline Company ("Dixie"), which delivers propane from Mont Belvieu and Louisiana to Alabama, Georgia, South Carolina and North Carolina. On February 23, 2000 we offered to buy the remaining 88.5% ownership interests in Dixie from the other seven owners for a total purchase price of approximately $204.4 million. The offer is subject to acceptance by the holders of a minimum of 68.5% of the outstanding ownership interests. Our offer will expire on March 8, 2000 if it is not accepted by such holders. If the offer is accepted, the purchase would be subject to, among other things, preparation and execution of a definitive purchase agreement and the obtaining of requisite regulatory approvals and consents.

                                  The Offering

Securities Offered..........  $350 million principal amount of    % notes due
                              200 .

Maturity Date...............            , 200 .

Interest Payment Dates......             and            of each year,
                              commencing           , 2000.

Optional Redemption.........  At any time, we may redeem any or all of the notes in principal amounts of $1,000 or any integral multiple thereof. We will pay a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) thereon (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield (as defined) plus basis points, plus, in either case, accrued interest to the date of redemption. See "Description of the Notes-- Optional Redemption" beginning on page S-14.

Ranking.....................  The notes:

                                .  are unsecured; and

                                . rank equally with all of our existing and future senior unsecured and unsubordinated indebtedness and are senior to any future subordinated indebtedness.

Covenants...................  We will issue the notes under an indenture containing certain covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:

                                .  incur debt secured by liens; and

                                .  engage in sale/leaseback transactions.

Guarantee...................  The notes will be unconditionally guaranteed by our parent, Enterprise Products Partners L.P. The guarantee will be an unsecured and unsubordinated obligation of our parent.

Use of Proceeds.............  We intend to use the net proceeds of
                              approximately $      million to retire all
                              outstanding indebtedness under our $200 million bank credit facility and to repay indebtedness outstanding under our $350 million bank credit facility. Any amount remaining after such repayment will be used for general company purposes.

                                USE OF PROCEEDS

   The net proceeds of the offering are expected to be approximately $349.8 million, after deducting discounts to the underwriters and other estimated offering expenses. We expect to use such net proceeds to retire all indebtedness outstanding ($169 million at March 1, 2000) under our $200 million bank credit facility and to repay to the extent funds are available indebtedness outstanding ($226 million at March 1, 2000) under our $350 million bank credit facility. Any amount remaining after such repayment will be used for general company purposes. At December 31, 1999, the weighted average interest rates on the $200 million and $350 million bank credit facilities were 6.74% and 7.10%, respectively. The indebtedness outstanding under the bank credit facilities was incurred for the following purposes:

  .  To finance $166 million in connection with the TNGL acquisition;

  .  To finance $42 million in connection with the MBA acquisition;

   . To finance $100 million for the purchase of the Lou-Tex Propylene Pipeline; and

   . To finance our portion of the cost of certain other projects and for working capital.

   We intend to maintain our $350 million bank credit facility for the remainder of its term (which expires in July 2001). We plan to borrow $54 million in March 2000 from the Mississippi Business Finance Corporation to finance our portion of construction cost of the Pascagoula gas processing plant, repay additional indebtedness outstanding under the $350 million bank credit facility and for other company purposes. Our parent will also guarantee that indebtedness.

                                 CAPITALIZATION

   The following table sets forth the capitalization of the Guarantor as of December 31, 1999 and as adjusted to give effect to this offering and the application of the net proceeds therefrom. The table should be read together with the historical financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                          As of December 31,
                                                                 1999
                                                        -----------------------
                                                          Actual    As Adjusted
                                                        ----------  -----------
                                                           (in thousands of
                                                               dollars)
Long-term debt (including current portion):
  Senior notes......................................... $       --  $  350,000
  Revolving credit facilities..........................    295,000          --
                                                        ----------  ----------
    Total indebtedness................................. $  295,000  $  350,000
                                                        ==========  ==========
Partners' equity:
  Common Units.........................................    428,707     428,707
  Subordinated Units...................................    131,688     131,688
  Special Units........................................    225,855     225,855
  Treasury Units.......................................     (4,727)     (4,727)
  General partner interests............................      7,942       7,942
                                                        ----------  ----------
    Total partners' and combined equity................    789,465     789,465
                                                        ----------  ----------
      Total capitalization............................. $1,084,465  $1,139,465
                                                        ==========  ==========

                            SELECTED FINANCIAL DATA

   The following tables set forth for the periods and at the dates indicated, selected historical financial and operating data for the Guarantor and pro forma financial and operating data for the Guarantor. Since the Guarantor owns no material assets other than its 98.9899% limited partnership interest in the Issuer, the Issuer's financial and operating data is substantially the same as that of the Guarantor. The selected historical operating statement data for the five years ended December 31, 1999, and the balance sheet data as of December 31 in each of the five years ended December 31, 1999, are derived from the historical audited financial statements of the Guarantor. The data included below should be read in conjunction with the financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected pro forma financial and operating data of the Guarantor gives effect to the TNGL acquisition and the acquisition of the additional 25.5% interest in the Mont Belvieu NGL fractionation facility as if they had occurred on January 1, 1999. The selected pro forma and operating data do not purport to be indicative of the results of operations that would have occurred or that may be obtained in the future if the transactions described had occurred on January 1, 1999. For a more detailed discussion of the financial data, see also "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Guarantor's Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 Annual Report") incorporated by reference herein.

                                        Guarantor--Historical                      Pro Forma
                          ------------------------------------------------------  ------------
                                      For Year Ended December 31                   Year Ended
                          ------------------------------------------------------  December 31,
                            1995       1996      1997(1)    1998(1)   1999(1)(6)    1999(9)
                          --------  ----------  ----------  --------  ----------  ------------
                                        (in thousands, except per Unit data)
Income Statement Data
 Revenues from
  consolidated
  operations............  $790,080  $  999,506  $1,020,281  $738,902  $1,332,979   $1,714,222
 Equity in income of
  unconsolidated
  affiliates............    12,274      15,756      15,682    15,671      13,477       12,294
                          --------  ----------  ----------  --------  ----------   ----------
 Total revenues.........  $802,354  $1,015,262  $1,035,963  $754,573   1,346,456    1,726,516
 Operating costs and
  expenses (2)..........   719,389     907,524     938,392   685,884   1,201,605    1,557,442
                          --------  ----------  ----------  --------  ----------   ----------
 Operating margin.......    82,965     107,738      97,571    68,689     144,851      169,074
 Selling, general and
  administrative
  expenses (2,3)........    21,120      23,070      21,891    18,216      12,500       12,500
                          --------  ----------  ----------  --------  ----------   ----------
 Operating income.......    61,845      84,668      75,680    50,473     132,351      156,574
 Interest expense.......   (27,567)    (26,310)    (25,717)  (15,057)    (16,439)     (30,160)
 Interest income........       554       2,705       1,934       772         886          946
 Interest income from
  unconsolidated
  affiliates............        --          --          --       809       1,667        1,387
 Dividend income from
  unconsolidated
  affiliates............        --          --          --        --       3,435        4,849
 Other income (expense),
  net...................       305         364         793       358        (379)        (244)
                          --------  ----------  ----------  --------  ----------   ----------
 Income before
  extraordinary charge
  and minority
  interest..............    35,137      61,427      52,690    37,355     121,521      133,352
 Extraordinary charge on
  early extinguishment
  of debt...............        --          --          --   (27,176)         --           --
                          --------  ----------  ----------  --------  ----------   ----------
 Income before minority
  interest..............    35,137      61,427      52,690    10,179     121,521      133,352
 Minority interest......      (351)       (614)       (527)     (102)     (1,226)      (1,347)
                          --------  ----------  ----------  --------  ----------   ----------
 Net income.............  $ 34,786  $   60,813  $   52,163  $ 10,077  $  120,295   $  132,005
                          ========  ==========  ==========  ========  ==========   ==========
 Net income per Unit,
  basic (4).............  $   0.63  $     1.10  $     0.94  $   0.17  $     1.79   $     1.96
 Number of Units used
  for basic EPU (in
  000s).................  54,962.8    54,962.8    54,962.8  60,124.4    66,710.4     66,710.4
 Net income per Unit,
  diluted (4)...........        --          --          --        --        1.64         1.61
 Number of Units used
  for diluted EPU (in
  000s).................        --          --          --        --    72,788.5     81,210.4
 Dividends declared per
  Common Unit...........        --          --          --      0.77        1.85
Balance Sheet Data (at
 year end):
 Total assets...........  $610,931  $  711,151  $  697,713  $741,037  $1,494,952
 Long-term debt.........   281,656     255,617     230,237    90,000     295,000
 Combined equity /
  Partners' equity......   198,815     266,021     311,885   562,536     789,465
 Other Financial Data:
 Cash flows from
  operating activities..  $ 12,212  $   91,431  $   57,795  $(20,294) $  168,810
 Cash flows from
  investing activities..    (9,233)    (57,725)    (30,982)  (50,695)   (265,221)
 Cash flows from
  financing activities..    11,995     (24,930)    (26,551)   61,238      77,538
 EBITDA (5).............    65,406      87,109      79,882    55,472     147,050
 EBITDA of
  unconsolidated
  affiliates (6)........    18,520      25,012      24,372    23,912      23,425
 Ratio of Earnings to
  fixed charges (8).....      1.73        2.38        2.11      1.16        5.84         4.34

--------
Notes
(1) Differences between the consolidated financial statements of the Issuer and the Guarantor are not significant. See note 18 to the Guarantor's consolidated financial statements included in Guarantor's Annual Report on Form 10-K for condensed financial information of the Issuer and reconciliation of net income of Guarantor and Issuer.
(2) Certain 1995 through 1998 amounts have been reclassified to conform to the 1999 presentation.
(3) 1998 and 1999 expenses are lower than previous years amounts due to the adoption of an agreement dated July 27, 1998 between EPCO and the Guarantor (the "EPCO Agreement") pursuant to which, among other things, all management, administrative and operating functions are performed by employees of EPCO. Operating costs and expenses include charges for EPCO's employees who operate our various facilities. Such charges are based upon EPCO's actual salary costs and related fringe benefits.
(4) Basic net income per Unit is computed by dividing the limited partners' 99% interest in net income by the weighted average of the number of Common and Subordinated Units outstanding. Diluted net income per Unit is computed by dividing the limited partners' 99% interest in net income by the weighted average of the number of Common, Subordinated and Special Units Outstanding.
(5) EBITDA is defined as net income plus depreciation and amortization and interest expense less equity in income of unconsolidated affiliates. Interest expense (excluding amortization of loan costs) was $14.7 million and $14.9 million in 1998 and 1999, respectively. EBITDA should not be considered as an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles. EBITDA is not intended to represent cash flow and does not represent the measure of cash available for distribution, but provides additional information for evaluating the Guarantor's ability to make the minimum quarterly distribution. Management uses EBITDA to assess the viability of projects and to determine overall rate of returns on alternative investment opportunities. Because EBITDA excludes some, but not all, items that affect net income and this measure may vary among companies, the EBITDA data presented above may not be comparable to similarly titled measures of other companies. EBITDA for 1998 excludes the extraordinary charge of $27,176 million related to the early extinguishment of debt.
(6) Represents the Guarantor's pro rata share of net income plus depreciation and amortization and interest expense of the unconsolidated affiliates.
(7) 1999 amounts reflect the impact of the TNGL and MBA acquisitions. The TNGL acquisition was effective August 1, 1999 and the MBA acquisition was effective July 1, 1999.
(8) The ratio of earnings to fixed charges and the pro forma ratios of earnings to fixed charges have been calculated as provided in the accompanying prospectus.
(9) The pro forma net income for 1999 includes $3,064 in interest expense and $31 in minority interest that are not applicable to the pro forma 1999 results in the Guarantor's 1999 Annual Report on Form 10-K.

Results of Operations--1999 vs. 1998

   Revenues, Costs and Expenses and Operating Income. Revenues increased by 78.4% to $1,346.5 million in 1999 compared to $754.6 million in 1998. Costs and expenses increased by 75.2% to $1,201.6 million in 1999 versus $685.9 million in 1998. Operating income before selling, general and administrative expenses ( "SG&A") increased 110.9% to $144.9 million in 1999 from $68.7 million in 1998. The principal factor behind the $76.2 million increase in operating income before SG&A was the TNGL acquisition. Earnings attributable to these assets from the date of acquisition, August 1, 1999, through December 31, 1999 added approximately $48.4 million in gross operating margin to our financial performance. The other primary source of the increase was an overall improvement in NGL product prices in 1999 over 1998 levels.

   Fractionation. Gross operating margin for the Fractionation segment increased to $106.3 million in 1999 from $66.6 million in 1998. The increase is associated with a number of factors including:

  . an overall improvement in the isomerization business due to an increase in production volumes and higher pricing in the first half of 1999;

  . the addition of the Norco NGL fractionation facility operating results (acquired in the TNGL acquisition);

  . higher earnings in the propylene production business stemming from a rebound in propylene prices and an increase in propylene production; and

  . the acquisition of the additional 25.5% interest in of the Mont Belvieu NGL fractionation facility.

   Pipeline. Gross operating margin for the Pipeline segment was $27.0 million in 1999 as compared to $27.3 million in 1998. Earnings generated from the Louisiana Pipeline Distribution System increased $3.2 million on an increase in pipeline volumes. Throughput volumes increased from 40 thousand barrels per day ("MBPD") in 1998 to 48 MBPD in 1999 on the pre-TNGL acquisition system. With the post-TNGL acquisition volumes added, the throughput (on a pro rata basis from August 1, 1999) increased to 104 MBPD. The increase in earnings from the Louisiana System was offset by declines in our Houston Ship Channel Distribution system of $0.5 million and at our import terminal of $1.5 million. The decrease for both the Houston Ship Channel Distribution System on our import terminal are generally attributable to lower butane import volumes.

   Processing. Gross operating margin for Processing was $36.8 million in 1999 compared to a loss of $0.7 million in 1998. Of the increase, $36.4 million is due to the gas processing operations acquired in the TNGL acquisition effective August 1, 1999. The gas processing operations benefited from a favorable NGL pricing environment where the ratio of crude oil to natural gas prices averaged 10 to 1 during the fourth quarter of 1999.

   Octane Enhancement. Gross operating margin for Octane Enhancement decreased to $8.2 million in 1999 from $9.8 million in 1998. This segment consists entirely of equity earnings and investment in a joint venture facility that currently produces MTBE. The decrease in equity earnings from this joint venture can be attributed a $4.5 million non-cash write-off in January 1999 of the unamortized balance of deferred start-up costs. Our share of this non-cash charge was $1.5 million.

   Other. Gross operating margin for the Other segment was $0.9 million in 1999 compared to a loss of $3.5 million in 1998. Beginning in 1999, this segment includes fee-based marketing services, which were acquired as part of the TNGL acquisition. For the period August 1, 1999 through December 31, 1999, this business earned $0.6 million. Apart from this portion of the segment's operations, the gross margin contribution of the other aspects of this segment were insignificant in both 1999 and 1998.

   Selling, general and administrative expenses. SG&A expenses decreased to $12.5 million in 1999 from $18.2 million in 1998. SG&A expenses are covered by the administrative services fee found in EPCO Agreement. On July 7, 1999, the Audit and Conflicts Committee of the General Partner authorized an increase in the administrative services fee to $1.1 million per month from the initial $1.0 million per month. The increased fees were effective August 1, 1999. Beginning in January 2000, the administrative services fee will increase to $1.55 million per month plus accrued employee incentive plan costs to compensate EPCO for the additional SG&A charges related to the additional administrative employees acquired in the TNGL acquisition.

   Interest expense. Interest expense increased to $16.4 million in 1999 compared to $15.1 million in 1998. While average debt levels remained generally consistent in 1999 compared to 1998, interest expense increased due to the amortization of loan origination costs. Debt service costs will increase in the future as a result of additional borrowings for possible acquisitions and working capital needs.

   Dividend income from unconsolidated affiliates. Investments in two unconsolidated affiliates are recorded using the cost method as prescribed by generally accepted accounting principles. In accordance with these guidelines, the cash distributions from these investments is recorded as dividend income as opposed to showing equity earnings. Both of these investments were acquired as part of the TNGL acquisition. For 1999, dividend income was recorded from these investments in the amounts of $0.8 million and $2.6 million, respectively.

                                    BUSINESS

General

   We (i) process natural gas; (ii) fractionate for a processing fee mixed NGLs produced as by-products of oil and natural gas production into their component products: ethane, propane, isobutane, normal butane and natural gasoline; (iii) convert normal butane to isobutane through the process of isomerization; (iv) produce MTBE from isobutane and methanol; and (v) transport NGL products to end users by pipeline and railcar. We also separate high purity propylene from refinery-sourced propane/propylene mix and transports high purity propylene to plastics manufacturers by pipeline. Products we process generally are used as feedstocks in petrochemical manufacturing, in the production of motor gasoline and as fuel for residential and commercial heating.

   Our NGL processing operations are concentrated in the Texas, Louisiana, and Mississippi Gulf Coast area. A large portion is concentrated in Mont Belvieu, Texas, which is the hub of the domestic NGL industry and is adjacent to the largest concentration of refineries and petrochemical plants in the United States. The facilities we operate at Mont Belvieu include: (i) one of the largest NGL fractionation facilities in the United States with an average production capacity of 210,000 barrels per day; (ii) the largest butane isomerization complex in the United States with an average isobutane production capacity of 80,000 barrels per day; (iii) one of the largest MTBE production facilities in the United States with an average production capacity of 14,800 barrels per day; and (iv) two propylene fractionation units with an average combined production capacity of 31,000 barrels per day. We own all of the assets at our Mont Belvieu facility except for the NGL fractionation facility, in which we own an effective 62.5% economic interest (see Summary-Recent Acquisitions); one of the propylene fractionation units, in which we own a 54.6% interest and control the remaining interest through a long-term lease; the MTBE production facility, in which we own a 33.33% interest; and one of our three isomerization units and one deisobutanizer which are held under long-term leases with purchase options. We also own and operate approximately 28 million barrels of storage capacity at Mont Belvieu and 7 million barrels of storage capacity in Petal, Mississippi that are an integral part of our processing operations. In addition, we own and operate a NGL fractionation facility in Petal, Mississippi with an average production capacity of 7,000 barrels per day. We also lease and operate one of only two commercial NGL import/export terminals on the Gulf Coast.

   As a result of the TNGL acquisition, we acquired, effective August 1, 1999:

  .  the Shell Processing Agreement;

  . varying interests in 11 natural gas processing plants (including one under construction) with a combined gross capacity of 11.0 billion cubic feet per day ("Bcfd") and net capacity of 3.1 Bcfd;

  . four NGL fractionation facilities with a combined gross capacity of 281,000 BPD and net capacity of 131,500 BPD; and

  . four NGL storage facilities with approximately 28.8 million barrels of gross capacity and 8.8 million barrels of net capacity.

   We also own operating and non-operating ownership interests in over 2,400 miles of NGL pipelines along the Gulf Coast (including an 11.5% interest in the 1,301 mile Dixie Pipeline).

 Industry Environment

   Because certain NGL products compete with other refined petroleum products in the fuel and petrochemical feedstock markets, NGL product prices are set by or in competition with refined petroleum products. Increased production and importation of NGLs and NGL products in the United States may decrease NGL product prices in relation to refined petroleum alternatives and thereby increase consumption of NGL products as NGL products are substituted for other more expensive refined petroleum products. Conversely, a decrease in the production and importation of NGLs and NGL products could increase NGL product prices in relation to refined petroleum product prices and thereby decrease consumption of NGLs. However, because of the relationship of crude oil and natural gas production to NGL production, we believe any imbalance in the prices of NGLs and NGL products and alternative products would be temporary.

   When the price of crude oil is a multiple of ten or more to the price of natural gas (i.e., crude oil $20 per barrel and natural gas $2 per thousand cubic feet ("MCF")), NGL pricing has been strong due to increased use in manufacturing petrochemicals. In 1999, the industry experienced an annualized multiple of approximately nine (i.e., crude oil $19.29 per barrel (based on an average of published Cushing Oklahoma prices) and natural gas $2.27 per MCF (based on an average of published Henry Hub prices)), which caused petrochemical manufacturing demand to change from a preference for crude oil derivatives to a reliance on NGLs. In 1998, when the annualized multiple was approximately seven, petrochemical manufacturing demand relied on crude oil derivatives which depressed NGL prices. This change resulted in the increasing of both the production and pricing of NGLs. In the NGL industry, revenues and cost of goods sold can fluctuate significantly up or down based on current NGL prices. However, operating margins will generally remain constant except for the effect of inventory price adjustments or increased operating expenses.

Business Segments

   Historically, we have had only one reportable business segment: NGL Operations. Due to the broadened scope of our operations with the acquisition of TNGL in the third quarter of 1999, our operations are being managed using the following five reportable business segments to better reflect the earnings and activities in each of our major lines of business:

  .  Fractionation

  .  Pipeline

  .  Processing

  .  Octane Enhancement

  .  Other

   Fractionation includes NGL fractionation, polymer grade propylene fractionation and butane isomerization (converting normal butane into high purity isobutane) services. Pipeline consists of pipeline, storage and import/export terminal services. Processing includes the natural gas processing business and its related NGL merchant activities. Octane Enhancement is conducted through our 33.33% ownership interest in a facility that produces motor gasoline additives to enhance octane (currently producing MTBE). The Other operating segment consists of fee-based marketing services and other plant support functions.

   Our management evaluates segment performance on the basis of gross operating margin. Gross operating margin reported for each segment represents earnings before depreciation, lease expense obligations retained by our largest Unitholder, EPCO, and general and administrative expenses. In addition, segment gross operating margin is exclusive of interest expense, interest income (from unconsolidated affiliates or others), dividend income from unconsolidated affiliates, minority interest, extraordinary charges and other income and expense transactions. Our equity earnings from unconsolidated affiliates are included in segment gross operating margin. Segment gross operating margin is inclusive of intersegment revenues. Such revenues, which have been eliminated from the consolidated totals, are recorded at arms-length prices which are intended to approximate the prices charged to external customers. Segment assets consists of property, plant and equipment and the amount of investments in and advances to equity and cost method investees.

   Our gross operating margins by segment (in thousands) along with a reconciliation to consolidated operating income over the past three years were as follows:

                                                      Year Ended December 31,
                                                     ---------------------------
                                                       1997     1998      1999
                                                     --------  -------  --------
Gross Operating Margin by segment:
  Fractionation..................................... $100,770  $66,627  $106,267
  Pipeline..........................................   23,909   27,334    27,038
  Processing........................................   (3,778)    (652)   36,799
  Octane enhancement................................    9,305    9,801     8,183
  Other.............................................   (1,496)  (3,483)      908
                                                     --------  -------  --------
Gross Operating margin total........................  128,710   99,627   179,195
  Depreciation and amortization.....................   17,684   18,579    23,664
  Retained lease expense, net.......................   13,300   12,635    10,557
  Loss (gain) on sale of assets.....................      155     (276)      123
  Selling, general, and administrative expenses.....   21,891   18,216    12,500
                                                     --------  -------  --------
Consolidated operating income....................... $ 75,680  $50,473  $132,351
                                                     ========  =======  ========

                              DESCRIPTION OF NOTES

   The notes are a series of debt securities described in the accompanying
prospectus that will be issued under an Indenture dated as of March   , 2000
(the "Indenture"), among Enterprise Products Operating L.P., Enterprise Products Partners L.P., as guarantor, and First Union National Bank, as trustee (the "Trustee").

   This Description of Notes is intended to be a useful overview of the material provisions of the notes and is intended to supplement, and to the extent of any inconsistency replace, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus. Since this Description of Notes is only a summary, you should refer to the Indenture for a complete description of our obligations and your rights.

   References in this Description of Notes to the "Issuer," "we" or "us" mean only Enterprise Products Operating L.P. and not its subsidiaries.

General

   The Notes. The notes:

  .  are general unsecured, senior obligations of the Issuer;

  . constitute a series of debt securities issued under the Indenture and will be limited to an aggregate principal amount of $350 million;

  .  mature on                 , 200 ;

  . will be issued in denominations of $1,000 and integral multiples of $1,000;

  . will be represented by one or more registered notes in global form, but in certain circumstances may be represented by notes in definitive form. See "Book-Entry, Delivery and Form" in the accompanying Prospectus; and

  . will be unconditionally guaranteed on a senior "unsecured" basis by our parent, Enterprise Products Partners L.P., and references in this Description of Notes to the Guarantor mean only such entity and not its subsidiaries. See "Guarantee".

   Interest. Interest on the notes will:

  .  accrue at the rate of    % per annum;

  . accrue from the date of issuance or the most recent interest payment date;

  .  be payable in cash semi-annually in arrears on    and    of each year,
     commencing on   , 2000;

  .  be payable to the holders of record on the    and    immediately
     preceding the related interest payment dates; and

  . be computed on the basis of a 360-day year comprised of twelve 30-day months.

 Payment and Transfer.

   Principal of, premium, if any, and interest on the notes will be payable, and the notes may be exchanged or transferred, at the office or agency maintained by us for such purpose (which initially will be the corporate trust office of the Trustee located at 50 Broad Street, 5th Floor, Suite 550, New York, New York 10004). Payment of principal of, premium, if any, and interest on notes in global form registered in the name of or held by the Depositary or its nominee will be made in immediately available funds to the Depositary or its nominee, as the case may be, as the registered holder of such global note. If any of the notes are no longer represented by global notes, payment of interest on the notes in definitive form may, at our option, be made by check mailed directly to holders at their registered addresses.

   A holder may transfer or exchange notes in definitive form at the same location given in the preceding paragraph. No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. We are not required to transfer or exchange any note selected for redemption or for a period of 15 days before a selection of notes to be redeemed.

   The registered holder of a note will be treated as the owner of it for all purposes.

Optional Redemption

   The notes will be redeemable, at our option, at any time in whole, or from time to time in part, upon not less than 30 and not more than 60 days' notice mailed to each holder of notes to be redeemed at the holder's address appearing in the note register, at a price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) thereon (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of
twelve 30-day months) at the applicable Treasury Yield plus    basis points,
plus, in either case, accrued interest to the date of redemption.

   Notes called for redemption become due on the date fixed for redemption (the "Redemption Date"). Notices of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the Redemption Date to each holder of record of the notes to be redeemed at its registered address. The notice of redemption for the notes will state the amount to be redeemed. On and after the Redemption Date, if monies for the redemption of the notes to be redeemed have been made available with the Trustee, interest will cease to accrue on any notes that have been called for redemption. If less than all the notes are redeemed at any time, the Trustee will select notes on a pro rata basis or by any other method the Trustee deems fair and appropriate.

   For purposes of determining the optional redemption price, the following definitions are applicable:

   "Treasury Yield" means, with respect to any Redemption Date applicable to the notes, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding such Redemption Date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such Redemption Date.

   "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of the notes.

   "Independent Investment Banker" means Chase Securities Inc., or, if such firm is unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee and reasonably acceptable to the Issuer.

   "Comparable Treasury Price" means, with respect to any Redemption Date, (a) the bid price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) at 4:00 P.M. on the third business day preceding such Redemption Date, as set forth on "Telerate Page 500" (or such other page as may replace Telerate Page 500), or (b) if such page (or any successor page) is not displayed or does not contain such bid prices at such time (i) the average of the Reference Treasury Dealer Quotations obtained by the Trustee for such Redemption Date, after excluding the highest and lowest of four such Reference Treasury Dealer Quotations, or (ii) if the Trustee is unable to obtain at least four such Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained by the Trustee.

   "Reference Treasury Dealer" means Chase Securities Inc., (and its successors) and three other primary U.S. government securities dealers in New York City selected by the Independent Investment Banker (each, a "Primary Treasury Dealer"); provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Issuer shall substitute therefor another Primary Treasury Dealer.

   "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date for the notes, an average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury issue for the notes (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such Redemption Date.

   Except as set forth above, the notes will not be redeemable by the Issuer prior to maturity and will not be entitled to the benefit of any sinking fund.

Ranking

   The notes will be unsecured and unsubordinated obligations of the Issuer and will rank equally with all other existing and future unsecured and unsubordinated indebtedness of the Issuer. The Guarantee will be an unsecured and unsubordinated obligation of the Guarantor and will rank equally with all other existing and future unsecured and unsubordinated indebtedness of the Guarantor. The notes and the Guarantee will effectively rank junior to any future secured indebtedness of the Issuer and the Guarantor to the extent of the assets securing such indebtedness and to all indebtedness and other liabilities of their respective subsidiaries.

Guarantee

   The Guarantor will unconditionally guarantee to each holder and the Trustee, on an unsecured and unsubordinated basis, the full and prompt payment of principal of, premium, if any, and interest on the notes, when and as the same become due and payable, whether at maturity, upon redemption or repurchase, by declaration of acceleration or otherwise.

No Personal Liability of General Partner

   The General Partner and its directors, officers, employees, incorporators and stockholders, as such, shall have no liability for any obligations of the Guarantor or the Issuer under the notes, the Indenture or the Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Concerning the Trustee

   First Union National Bank is the Trustee under the Indenture and has been appointed by the Issuer as Registrar and Paying Agent with regard to the notes. First Union National Bank is a lender under the Issuer's credit facilities and will receive a portion of the amounts repaid with the net proceeds of the offering.

Governing Law

   The Indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

                                  UNDERWRITING

   We, the Guarantor and the underwriters named below (the "Underwriters") have entered into an Underwriting Agreement relating to the offering and sale of the notes (the "Underwriting Agreement"). In the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has agreed to purchase from us, the principal amount of the notes set forth opposite the name of that Underwriter below:

                                                                    Principal
      Underwriter                                                     Amount
      -----------                                                  ------------
      Chase Securities Inc........................................ $
      Lehman Brothers Inc.........................................
      Banc One Capital Markets, Inc...............................
      FleetBoston Robertson Stephens Inc..........................
      First Union Securities, Inc.................................
      Scotia Capital (USA) Inc....................................
      SG Cowen Securities Corp....................................
                                                                   ------------
        Total..................................................... $350,000,000
                                                                   ============

   The obligations of the Underwriters under the Underwriting Agreement, including their agreement to purchase the notes from us, are several and not joint. Those obligations are also subject to the satisfaction of certain conditions in the Underwriting Agreement. The Underwriters have agreed to purchase all of the notes if any of them are purchased.

   The Underwriters have advised us that they propose to offer the notes to the public at the public offering price that appears on the cover of this prospectus supplement. The Underwriters may offer the notes to selected dealers
at the public offering price minus a selling concession of up to    % of the
principal amount. In addition, the Underwriters may allow, and those selected
dealers may reallow, a selling concession of up to    % of the principal amount
of certain other dealers. After the initial public offering, the Underwriters may change the public offering price and any other selling terms.

   In the Underwriting Agreement, we have agreed that:

  . we will not offer or sell any of our debt securities (other than the notes) for a period of 30 days after the date of this prospectus supplement without the prior consent of Chase Securities Inc.; and

  . we will pay our expenses related to this offering, which we estimate will be $225,000; and

  . we will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

   The notes are a new issue of securities, and there is currently no established trading market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The Underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and may discontinue any market making in the notes at any time in their sole discretion. Therefore, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

   In connection with this offering of the notes, the Underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"). Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the Underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

   Certain of the Underwriters engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

   We will deliver the notes to the Underwriters at the closing of this offering when the Underwriters pay us the purchase price for the notes.

   Certain of the Underwriters and their affiliates engage in various general financing and banking transactions with us and our affiliates. In particular, The Chase Manhattan Bank, BankBoston, N.A., Bank One, NA, The Bank of Nova Scotia and First Union National Bank (who are affiliates of Chase Securities Inc., FleetBoston Robertson Stephens Inc., Banc One Capital Markets, Inc., Scotia Capital (USA) Inc. and First Union Securities, Inc., respectively) are lenders under our bank credit facilities and will receive a portion of the amounts repaid under those facilities with the net proceeds of the offering. Because more than 10% of the net proceeds of the offering will be paid to affiliates of the Underwriters, the offering is being made in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. First Union National Bank is the Trustee under the Indenture.

                                 LEGAL MATTERS

   Certain legal matters with respect to the notes will be passed upon for the Issuer and the Guarantor by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters with respect to the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

   The consolidated financial statements and the related financial statement schedule of Enterprise Products Partners L.P. (guarantor parent company of Enterprise Products Operating L.P.) as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 incorporated in this prospectus by reference from the Guarantor's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS
[Enterprise Logo]
                                  $800,000,000

                       ENTERPRISE PRODUCTS PARTNERS L.P.
                       ENTERPRISE PRODUCTS OPERATING L.P.

                                  COMMON UNITS

                                DEBT SECURITIES

   We may offer the following securities under this Prospectus:

  . Common Units representing limited partner interests in Enterprise Products Partners L.P., and

  . Debt Securities of Enterprise Products Operating L.P., which will be guaranteed by its parent company, Enterprise Products Partners L.P.

   This Prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this prospectus. You should read this Prospectus and any Prospectus Supplement carefully before you invest.

   In addition, Common Units may be offered from time to time by other holders thereof. Any selling unitholders will be identified, and the number of Common Units to be offered by them will be specified, in a Prospectus Supplement to this Prospectus. We will not receive proceeds of any sale of shares by any such selling unitholders.

   The Common Units are listed on the New York Stock Exchange under the trading symbol "EPD." Any Common Units sold pursuant to a Prospectus Supplement will be listed on that exchange, subject to official notice of issuance. On December 20, 1999, the closing price of a Common Unit on that exchange was $19.50.

   Unless otherwise specified in a Prospectus Supplement, the senior debt securities, when issued, will be unsecured and will rank equally with our other unsecured and unsubordinated indebtedness. The subordinated debt securities, when issued, will be subordinated in right of payment to our senior debt.

   YOU SHOULD CAREFULLY REVIEW "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF THINGS YOU SHOULD CONSIDER WHEN INVESTING IN OUR SECURITIES.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   This Prospectus may not be used to consummate sales of securities unless accompanied by a Prospectus Supplement.

                The date of this Prospectus is January 14, 2000.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
FORWARD-LOOKING STATEMENTS.................................................   2
WHERE YOU CAN FIND MORE INFORMATION........................................   3
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................   3
THE COMPANY................................................................   4
RISK FACTORS...............................................................   5
USE OF PROCEEDS............................................................   9
RATIO OF EARNINGS TO FIXED CHARGES.........................................   9
DESCRIPTION OF DEBT SECURITIES.............................................  10
DESCRIPTION OF COMMON UNITS................................................  23
FEDERAL INCOME TAX CONSIDERATIONS..........................................  32
SELLING UNITHOLDERS........................................................  46
PLAN OF DISTRIBUTION.......................................................  46
LEGAL MATTERS..............................................................  48
EXPERTS....................................................................  48

                           FORWARD-LOOKING STATEMENTS

   The statements in this Prospectus and the documents incorporated by reference that are not historical facts are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events based upon our knowledge of facts as of the date of this Prospectus and our assumptions about future events. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to be correct. These statements are subject to certain risks, uncertainties, and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions provide incorrect, actual results may vary materially from those anticipated, estimated, projected, or expected. Among the key risk factors that may have a direct bearing on our results of operations and financial condition are:

  .  competitive practices in the industries in which we compete,

  .  fluctuations in oil, natural gas, and NGL product prices and production,

  .  operational and systems risks,

  . environmental liabilities that are not covered by indemnity or insurance,

  . the impact of current and future laws and governmental regulations (including environmental regulations) affecting the NGL industry in general, and our operations in particular,

  .  loss of a significant customer, and

  .  failure to complete one or more new projects on time or within budget.

   We use words like "anticipate," "estimate," "project," "expect," "plan," "forecast," "intend," "could," and "may," and similar expressions and statements regarding our business strategy, plans and objectives for future operations to help identify forward-looking statements. We have no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                      WHERE YOU CAN FIND MORE INFORMATION

   Enterprise Products Partners L.P. files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Under the rules and policies of the Commission, it is not expected that Enterprise Products Operating L.P. will file separate periodic reports with the Commission. You may read and copy any document we file at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at (800) SEC-0330 for further information on the public reference rooms. Our filings are also available to the public at the Commission's web site at http://www.sec.gov. In addition, documents filed by us can be inspected at the offices of the New York Stock Exchange, Inc. 20 Broad Street, New York, New York 10002.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The Commission allows us to "incorporate by reference" into this Prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

     (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "1998 Form 10-K");

     (2) Current Reports on Form 8-K filed with the Commission on April 21, 1999, September 20, 1999 and October 4, 1999, and Amended Current Reports on Form 8-K/A filed with the Commission on October 27, 1999 and November 29, 1999.

     (3) Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1999, June 30, 1999 and September 30, 1999; and

     (4) The description of the Common Units contained in the Registration Statement on Form S-1 (Registration No. 333-52537), initially filed with the Commission on May 13, 1998, and any subsequent amendment thereto filed for the purposes of updating such description.

   We will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this Prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to Investor Relations, Enterprise Products Partners L.P., 2727 North Loop West, Suite 700, Houston, Texas 77008-1038; telephone number: (713) 880-6694.

                                  THE COMPANY

   Enterprise Products Partners L.P. (the "Company") is a publicly traded master limited partnership that was formed in April 1998 to acquire, own, and operate all of the NGL processing and distribution assets of Enterprise Products Company. We conduct all of our business through our 99% owned subsidiary, Enterprise Products Operating L.P. (the "Operating Partnership") and its subsidiaries and joint ventures. Enterprise Products GP, LLC (the "General Partner") is the general partner of the Company and the Operating Partnership, owning 1.0% and 1.0101% equity interests, respectively, in those partnerships.

   We are a leading integrated North American provider of processing and transportation services to domestic producers of natural gas, domestic and foreign producers of natural gas liquids ("NGLs") and other liquid hydrocarbons and domestic and foreign consumers of NGL and liquid hydrocarbon products. We manage a fully integrated and diversified portfolio of midstream energy assets. We own and operate:

  .  natural gas processing plants;

  .  NGL fractionation facilities;

  .  storage facilities;

  .  pipelines;

  .  rail transportation facilities;

  .  rail cars; and

  . methyl tertiary butyl ether ("MTBE") production and propylene production and transportation facilities.

   Certain of these facilities are owned jointly by us and other industry partners, either through co-ownership arrangements or joint ventures. Some of these jointly owned facilities are operated by other owners.

   Our principal executive office is located at 2727 North Loop West, Houston, Texas 77008-1038, and our telephone number is (713) 880-6500.

Recent Acquisitions

   Effective August 1, 1999, we acquired Tejas Natural Gas Liquids, LLC from an affiliate of Shell Oil Company, in exchange for 14,500,000 of our convertible special limited partner units and a cash payment of $166.0 million. We have also agreed to issue up to 6,000,000 additional convertible special units to the Shell affiliate in the future if the volumes of natural gas that we process for Shell Oil Company and its affiliates reach certain agreed upon levels in 2000 and 2001. The businesses we acquired include natural gas processing and NGL fractionation, transportation and storage in Louisiana and Mississippi and its NGL supply and marketing business. The assets acquired include varying interests in:

  . eleven natural gas processing plants (including Neptune gas plant which is under construction) with a combined gross capacity of 11.0 billion cubic feet per day (Bcfd) and net capacity of 3.1 Bcfd;

  . four NGL fractionation facilities with a combined gross capacity of 281,000 barrels per day (BPD) and net capacity of 131,500 BPD;

  . four NGL storage facilities with approximately 29.5 million barrels of gross capacity and 8.8 million barrels of net capacity; and

  . over 2,100 miles of NGL pipelines (including an 11.5% interest in Dixie Pipeline Company).

   Effective July 1, 1999, we acquired an additional 25% interest in our Mont Belvieu NGL fractionation facility from Kinder Morgan Energy Partners L.P. for a purchase price of approximately $41 million in cash and assumption of $4 million in debt, and we acquired an additional 0.5% interest in the facility from Enterprise Products Company for a cash purchase price of $0.9 million. These acquisitions increased our effective economic interest in the Mont Belvieu facility from 37.0% to 62.5%.

                                  RISK FACTORS

   An investment in the securities involves a significant degree of risk, including the risks described below. You should carefully consider the following risk factors and the other information in this Prospectus before deciding to invest in the securities. The risks described below are not the only ones facing us. This Prospectus also contains forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements." Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this Prospectus.

Risks Inherent in Our Business

   The Profitability of Our Operations Depends Upon the Spread Between Natural Gas Prices and NGL.

   Prices for natural gas and NGLs are subject to fluctuations in response to changes in supply, market uncertainty and a variety of additional factors that are beyond our control. These factors include:

  .  the level of domestic production;

  .  the availability of imported oil and gas;

  .  actions taken by foreign oil and gas producing nations,;

  .  the availability of transportation systems with adequate capacity;

  .  the availability of competitive fuels;

  .  fluctuating and seasonal demand for oil, gas and NGLs;

  . conservation and the extent of governmental regulation of production and the overall economic environment.

   A decrease in the difference between natural gas and NGL prices results in lower margins on volumes processed.

   The Profitability of Our Operations Depends Upon the Demand and Prices for Our Products and Services.

   The products that we process are principally used as feedstocks in petrochemical manufacturing and in the production of motor gasoline and as fuel for residential and commercial heating. A reduction in demand for our products by the petrochemical, refining or heating industries, whether because of general economic conditions, reduced demand by consumers for the end products made with NGL products, increased competition from petroleum-based products due to pricing differences, adverse weather conditions, government regulations affecting prices and production levels of natural gas or the content of motor gasoline or other reasons, could have a material adverse effect on our results of operations.

   Ethane. Ethane is primarily used in the petrochemical industry as feedstock for ethylene, one of the basic building blocks for a wide range of plastics and other chemical products. Although ethane is typically separated from the natural gas stream at gas processing plants, if natural gas prices increase significantly in relation to NGL product prices or if the demand for ethylene falls, it may be more profitable for natural gas producers to leave the ethane in the natural gas stream to be burned as fuel than to extract the ethane from the mixed NGL stream for sale as an ethylene feedstock thereby reducing the volume of NGLs for fractionation.

   Propane. Propane is used both as a petrochemical feedstock in the production of ethylene and propylene and as a heating, engine and industrial fuel. The demand for propane as a heating fuel is significantly affected by weather conditions. The volume of propane sold is at its highest during the six-month peak heating season of October through March.

   Isobutane. Isobutane is predominantly used in refineries to produce alkylates to enhance octane levels and in the production of MTBE, which is used in motor gasoline. Accordingly, any action that reduces demand for motor gasoline in general or MTBE in particular would similarly reduce demand for isobutane. Further, we purchase almost all of the normal butane feedstock that we convert into isobutane for our non-tolling customers in the spot and import markets. It is generally profitable for us to convert normal butane into isobutane when the prevailing price of isobutane exceeds the prevailing price of normal butane by approximately 2.0 cents per gallon. On those occasions where the spread between isobutane and normal butane is narrow, we may find it more economical to purchase isobutane on the spot market for delivery to customers than to process the normal butane in our inventory. We frequently retain the normal butane in our inventory until pricing differentials improve or until product prices increase. However, if the price of normal butane declines, our inventory may decline in value. During periods in which isobutane spreads are narrow or inventory values are high relative to current prices for normal butane or isobutane, our operating margin from selling isobutane will be reduced.

   MTBE. The production of MTBE is driven by oxygenated fuels programs enacted under the federal Clean Air Amendments of 1990 and other legislation. Any changes to these programs that enable localities to opt out of these programs, lessen the requirements for oxygenates or favor the use of non-isobutane based oxygenated fuels would reduce the demand for MTBE and could have a material adverse effect on our results of operations. On March 25, 1999, the Governor of California ordered the phase-out of MTBE in California by the end of 2002 due to allegations by several public advocacy and protest groups that MTBE contaminates water supplies, causes health problems and has not been as beneficial in reducing air pollution as originally contemplated. In addition, legislation to amend the federal Clean Air Act has been introduced in the House of Representatives to ban the use of MTBE as a fuel additive within three years. Legislation introduced in the Senate would eliminate the Clean Air Act's oxygenate requirement in order to foster the elimination of MTBE in fuel. No assurance can be given as to whether this or similar legislation ultimately will be adopted or whether Congress or the EPA might take steps to override the MTBE ban in California.

   In November 1998, the EPA formed a panel to investigate the air quality benefits and water quality concerns associated with oxygenates in gasoline and to provide independent advice and recommendations on ways to maintain air quality while protecting water quality. The panel issued a report on their findings and recommendations in July 1999. The panel urged widespread reduction in the use of MTBE due to the growing threat to drinking water sources despite the fact that use of reformulated gasolines have contributed to significant air quality improvements. The panel credited reformulated gasoline with "substantial reductions" in toxic emissions from vehicles and recommended that those reductions be maintained by the use of cleaner-burning fuels that rely on additives other than MTBE and improvements in refining processes. The panel stated that the problems associated with MTBE can be characterized as a low-level, widespread problem that had not reached the state of a being a public health threat. The panel's recommendations are geared towards confronting the problems associated with MTBE now rather than letting the issue grow into a larger problem. The panel did not call for an outright ban on MTBE but stated that its use should be curtailed significantly. The panel also encouraged a public educational campaign on the potential harm posed by gasoline when it leaks into ground water from storage tanks or while in use. Based on the panel's recommendations, the EPA will ask Congress to revise the Clean Air Act in a manner that maintains air quality gains and allows for the removal of oxygenates from gasoline.

   Propylene. Propylene is sold to petrochemical companies for a variety of uses, principally for the production of polypropylene. Propylene is subject to rapid and material price fluctuations. Any downturn in the domestic or international economy could cause reduced demand for, and result in an oversupply of, propylene, which could cause a reduction in the volumes of propylene that we produce and expose our investment in inventories of propane/propylene mix to pricing risk due to requirements for short-term price discounts in the spot or short-term propylene markets.

   The Profitability of Our Operations Depends upon the Availability of a Supply of NGL Feedstock.

   Our profitability is materially impacted by the volume of NGLs processed at our facilities. A material decrease in natural gas production or crude oil refining, as a result of depressed commodity prices or otherwise, or a decrease in imports of mixed butanes, could result in a decline in the volume of NGLs delivered to our facilities for processing, thereby reducing revenue and operating income.

   We Depend on Certain Key Customers and Contracts.

   We currently derive a significant portion of our revenues from contracts with certain key customers. The loss of these or other significant customers could materially adversely affect our results of operations. Lyondell Worldwide accounted for approximately 38.9% of our isomerization volumes in 1998. Our current contract with Lyondell has a ten-year term which expires in December 2009. Our unconsolidated affiliate, BEF, has an agreement with Sunoco pursuant to which Sunoco is required to purchase all of BEF's MTBE production through May 2005. Our contract for sales of high purity propylene to Montell accounted for approximately 42.5% of 1998 production. We are a party to a natural gas processing contract with Shell and certain of its affiliates which provides us with the right to process substantially all natural gas produced from the Shell entities' Gulf of Mexico properties for the next 20 years.

   We Experience Significant Competition.

   We face competition from oil, natural gas, natural gas processing and petrochemical companies. The principal areas of competition include obtaining gas supplies for processing operations, obtaining supplies of raw product for fractionation and the marketing and transportation of natural gas liquids. Competition typically arises as a result of the location and operating efficiency of facilities, the reliability of services and price and delivery capabilities. Our NGL fractionation facilities at Mont Belvieu compete for volumes of mixed NGLs with three other fractionators at Mont Belvieu. In addition, certain major producers fractionate NGLs for their own account in captive facilities. The Mont Belvieu fractionation facilities also compete on a more limited basis with two fractionators in Conway, Kansas. We also compete with large, integrated energy and petrochemical companies in our isomerization, MTBE, propylene and natural gas processing businesses. Our customers who are significant producers or consumers of NGLs or natural gas may develop their own processing facilities in lieu of using our services or co-investing with us in new projects. In addition, certain of our competitors may have advantages in competing for acquisitions or other new business opportunities because of their financial resources and access to NGL supplies.

   We Are Subject to Operating and Litigation Risks Which May Not Be Covered by Insurance.

   Our operations are subject to all operating hazards and risks normally incidental to processing, storing and transporting, and otherwise providing for use by third parties, natural gas, NGLs, propane/propylene mix and MTBE. As a result, we may be a defendant in various legal proceedings and litigation arising in the ordinary course of business. We cannot assure you that the insurance we maintain will be adequate to protect us from all material expenses related to potential future claims for personal and property damage.

   Our Businesses are Subject to Governmental Regulation With Respect to Environmental, Safety and Other Regulatory Matters.

   Our business is subject to the jurisdiction of governmental agencies with respect to a wide range of environmental, safety and other regulatory matters. We could be adversely affected by increased costs due to more strict pollution control requirements or liabilities resulting from non-compliance with required operating or other regulatory permits. New environmental regulations might adversely impact our products and activities, including processing, storage and transportation. Federal and state agencies also could impose additional safety requirements, any of which could affect profitability. In addition, there are risks of accidental releases or spills associated with our operations, and we cannot assure you that material costs and liabilities will not be incurred, including those relating to claims for damages to property and persons.

   We Depend Upon Our Key Personnel.

   We believe that our success has been dependent to a significant extent upon the efforts and abilities of our senior management team and in particular Dan Duncan, Chairman of the Board (age 66) and O. S. Andras, President and Chief Executive Officer (age 64). The failure to retain the key members of our senior management team, or to implement a succession plan to prepare qualified individuals to join the senior management team upon the retirement of Mr. Duncan and Mr. Andras, could materially adversely affect our financial condition or results. We do not maintain any life insurance for these persons.

Risks Inherent in an Investment in the Securities.

   The Prospectus Supplement accompanying this Prospectus will describe any additional risk factors inherent in an investment in the particular securities being offering.

                                USE OF PROCEEDS

   Except as may be set forth in a Prospectus Supplement, we will use the net proceeds from any sale of securities described in this Prospectus for future business acquisitions and other general corporate purposes, such as working capital, investments in subsidiaries, the retirement of existing debt and/or the repurchase of common units or other securities. The exact amounts to be used and when the net proceeds will be applied to corporate purposes will depend on a number of factors, including our funding requirements and the availability of alternative funding sources. We routinely review acquisition opportunities. A Prospectus Supplement will disclose any future proposal to use net proceeds from an offering of our securities to finance any specific acquisition, if applicable.

   We will not receive any proceeds from any sale of common units by any selling unitholders.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                        Nine Months
                  Year Ended December 31,                                                  Ended
      ---------------------------------------------------------------------            September 30,
      1994         1995             1996             1997             1998                 1999
      ----         ----             ----             ----             ----             -------------
      1.65         1.73             2.38             2.11             1.16                 5.99

   The pro forma ratio of earnings to fixed charges assuming we acquired Tejas Natural Gas Liquids LLC and the additional 25.5% interest in the Mont Belvieu NGL fractionation facility on January 1, 1998 for each of the periods indicated is as follows:

                                                                  Nine Months
       Year Ended                                                    Ended
      December 31,                                               September 30,
          1998                                                       1999
      ------------                                               -------------
          1.34                                                       4.37

   These computations include us and our subsidiaries, and 50% or less equity companies. For these ratios, "earnings" is the amount resulting from adding and subtracting the following items.

   Add the following:

  . pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees;

  .  fixed charges;

  .  amortization of capitalized interest;

  .  distributed income of equity investees; and

  . our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.

   From the total of the added items, subtract the following:

  .  interest capitalized;

  .  preference security dividend requirements of consolidated subsidiaries;
     and

  . minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

   The term "fixed charges" means the sum of the following:

  .  interest expensed and capitalized;

  . amortized premiums, discounts and capitalized expenses related to indebtedness;

  .  an estimate of the interest within rental expenses; and

  .  preference security dividend requirements of consolidated subsidiaries.

   We calculated the pro forma ratio of earnings to fixed charges using the pro forma financial statements incorporated by reference in this prospectus.

                         DESCRIPTION OF DEBT SECURITIES

   The debt securities will be issued under an Indenture (the "Indenture") among the Operating Partnership, as issuer, the Company, as guarantor, and a commercial bank to be selected, as trustee (the "Trustee"). The terms of the debt securities will include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Capitalized terms used in this Description of Debt Securities have the meanings specified in the Indenture.

   This Description of Debt Securities is intended to be a useful overview of the material provisions of the debt securities and the Indenture. Since this Description of Debt Securities is only a summary, you should refer to the Indenture for a complete description of our obligations and your rights.

   References to the "Issuer" mean only Enterprise Products Operating L.P. and not its subsidiaries. References to the "Guarantor" mean only Enterprise Products Partners L.P. and not its subsidiaries. References to "we" and "us" mean the Issuer and the Guarantor collectively.

General

   The Indenture does not limit the amount of debt securities that may be issued thereunder. Debt securities may be issued under the Indenture from time to time in separate series, each up to the aggregate amount authorized for such series. The debt securities will be general obligations of the Issuer and the Guarantor and may be subordinated to Senior Indebtedness of the Issuer and the Guarantor. See "Description of Debt Securities--Subordination."

   A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

  .  the form and title of the debt securities;

  .  the total principal amount of the debt securities;

  . the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

  . the currency or currency unit in which the debt securities will be paid, if not U.S. dollars;

  . any right we may have to defer payments of interest by extending the dates payments are due whether interest on those deferred amounts will be payable as well;

  .  the dates on which the principal of the debt securities will be payable;

  . the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

  .  any optional redemption provisions;

  . any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

  .  any changes to or additional Events of Default or covenants;

  . whether the debt securities are to be issued as Registered Securities or Bearer Securities or both; and any special provisions for Bearer Securities;

  . the subordination, if any, of the debt securities and any changes to the subordination provisions of the Indenture; and

  .  any other terms of the debt securities.

   The Prospectus Supplement will also describe any material United States federal income tax consequences or other special considerations applicable to the applicable series of debt securities, including those applicable to:

  .  Bearer Securities,

  . debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities,

  . debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency,

  . debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates, and

  . variable rate debt securities that are exchangeable for fixed rate debt securities.

   At our option, we may make interest payments, by check mailed to the registered holders thereof or, if so stated in the applicable Prospectus Supplement, at the option of a holder by wire transfer to an account designated by the holder. Except as otherwise provided in the applicable Prospectus Supplement, no payment on a Bearer Security will be made by mail to an address in the United States or by wire transfer to an account in the United States.

   Unless otherwise provided in the applicable Prospectus Supplement, Registered Securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States or at the office of the Trustee or the Trustee's agent in New York City, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge. Bearer Securities will be transferable only by delivery. Provisions with respect to the exchange of Bearer Securities will be described in the applicable Prospectus Supplement.

   Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must thereafter look only to us for payment thereof.

Guarantee

   The Guarantor will unconditionally guarantee to each holder and the Trustee the full and prompt payment of principal of, premium, if any, and interest on the debt securities, when and as the same become due and payable, whether at maturity, upon redemption or repurchase, by declaration of acceleration or otherwise.

Certain Covenants

   Except as set forth below or as may be provided in a Prospectus Supplement and Supplemental Indenture, neither the Issuer nor the Guarantor will be restricted by the Indenture from incurring any type of indebtedness or other obligation, from paying dividends or making distributions on its partnership interests or capital stock or purchasing or redeeming its partnership interests or capital stock. The Indenture will not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the Indenture will not contain any provisions that would require the Issuer to repurchase or redeem or otherwise modify the terms of any of the debt securities upon a change in control or other events involving the Issuer which may adversely affect the creditworthiness of the debt securities.

   Limitations on Liens. The Indenture will provide that the Guarantor will not, nor will it permit any Subsidiary to, create, assume, incur or suffer to exist any mortgage, lien, security interest, pledge, charge or other encumbrance ("liens") other than Permitted Liens (as defined below) upon any Principal Property (as defined below) or upon any shares of capital stock of any Subsidiary owning or leasing any Principal Property, whether owned or leased on the date of the Indenture or thereafter acquired, to secure any indebtedness for borrowed money ("debt") of the Guarantor or the Issuer or any other person (other than the debt securities), without in any such case making effective provision whereby all of the debt securities outstanding shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured. "Principal Property" means, whether owned or leased on the date of the Indenture or thereafter acquired:

  (1) any pipeline assets of the Guarantor or any Subsidiary, including any related facilities employed in the transportation, distribution, storage or marketing of refined petroleum products, natural gas liquids, and petrochemicals, that are located in the United States of America or any territory or political subdivision thereof; and

  (2) any processing or manufacturing plant or terminal owned or leased by the Guarantor or any Subsidiary that is located in the United States or any territory or political subdivision thereof,

except, in the case of either of the foregoing clauses (1) or (2):

    (a) any such assets consisting of inventories, furniture, office fixtures and equipment (including data processing equipment), vehicles and equipment used on, or useful with, vehicles; and

    (b) any such assets, plant or terminal which, in the opinion of the board of directors of the General Partner, is not material in relation to the activities of the Issuer or of the Guarantor and its Subsidiaries taken as a whole.

   Notwithstanding the foregoing, under the Indenture, the Guarantor may, and may permit any Subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property to secure debt of the Guarantor or any other person (other than the debt securities) other than a Permitted Lien without securing the debt securities, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all Attributable Indebtedness from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below) does not exceed 10% of Consolidated Net Tangible Assets.

   "Permitted Liens" means:

  (1) liens upon rights-of-way for pipeline purposes;

  (2) any statutory or governmental lien or lien arising by operation of law, or any mechanics', repairmen's, materialmen's, suppliers', carriers', landlords', warehousemen's or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair; or any right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

  (3) liens for taxes and assessments which are (a) for the then current year, (b) not at the time delinquent, or (c) delinquent but the validity or amount of which is being contested at the time by the Guarantor or any Subsidiary in good faith by appropriate proceedings;

  (4) liens of, or to secure performance of, leases, other than capital leases; or any lien securing industrial development, pollution control or similar revenue bonds;

  (5) any lien upon property or assets acquired or sold by the Guarantor or any Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

  (6) any lien in favor of the Guarantor or any Subsidiary; or any lien upon any property or assets of the Guarantor or any Subsidiary in existence on the date of the execution and delivery of the Indenture;

  (7) any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by the Guarantor or any Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

  (8) any lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

  (9) liens in favor of any person to secure obligations under provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute; or any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations;

  (10) any lien upon any property or assets created at the time of acquisition of such property or assets by the Guarantor or any Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition; or any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

  (11) any lien upon any property or assets existing thereon at the time of the acquisition thereof by the Guarantor or any Subsidiary and any lien upon any property or assets of a person existing thereon at the time such person becomes a Subsidiary by acquisition, merger or otherwise; provided that, in each case, such lien only encumbers the property or assets so acquired or owned by such person at the time such person becomes a Subsidiary;

  (12) liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which the Guarantor or the applicable Subsidiary has not exhausted its appellate rights;

  (13) any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refunding or replacements) of liens, in whole or in part, referred to in clauses (1) through (12) above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of the Guarantor and its Subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding or replacement; or

  (14) any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of the Guarantor or any Subsidiary.

   "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom:

  (1) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt); and

  (2) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth, or on a pro forma basis would be set forth, on the consolidated balance sheet of the Guarantor and its consolidated subsidiaries for the Guarantor's most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

   Restriction on Sale-Leasebacks. The Indenture will provide that the Guarantor will not, and will not permit any Subsidiary to, engage in the sale or transfer by the Guarantor or any Subsidiary of any Principal Property to a person (other than the Issuer or a Subsidiary) and the taking back by the Guarantor or any Subsidiary, as the case may be, of a lease of such Principal Property (a "Sale-Leaseback Transaction"), unless:

  (1) such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;

  (2) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

  (3) the Guarantor or such Subsidiary would be entitled to incur debt secured by a lien on the Principal Property subject thereto in a principal amount equal to or exceeding the Attributable Indebtedness from such Sale-Leaseback Transaction without equally and ratably securing the debt securities; or

  (4) the Guarantor or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the Attributable Indebtedness from such Sale-Leaseback Transaction to (a) the prepayment, repayment, redemption, reduction or retirement of any debt of the Guarantor or any Subsidiary that is not subordinated to the debt securities, or (b) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of business of the Guarantor or its Subsidiaries. "Attributable Indebtedness," when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale-Leaseback Transaction (including any period for which such lease has been extended). In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated (in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the amount determined assuming no such termination.

   Notwithstanding the foregoing, under the Indenture the Guarantor may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the first paragraph under "--Restrictions On Sale-Leasebacks," provided that the Attributable Indebtedness from such Sale-Leaseback Transaction, together with the aggregate principal amount of outstanding debt (other than the debt securities) secured by liens other than Permitted Liens upon Principal Property, do not exceed 10% of Consolidated Net Tangible Assets.

   In the Indenture, the term "Subsidiary" means:

  (1) the Issuer; or

  (2) any corporation, association or other business entity of which more than 50% of the total voting power of the equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof or any partnership of which more than 50% of the partners' equity interests (considering all partners' equity interests as a single class) is, in each case, at the time owned or controlled, directly or indirectly, by the Guarantor, the Issuer or one or more of the other Subsidiaries of the Guarantor or the Issuer or combination thereof.

   Merger, Consolidation or Sale of Assets. The Indenture will provide that each of the Guarantor and the Issuer may, without the consent of the holders of any of the debt securities, consolidate with or sell, lease, convey all or substantially all of its assets to, or merge with or into, any partnership, limited liability company or corporation if:

  (1) the partnership, limited liability company or corporation formed by or resulting from any such consolidation or merger or to which such assets shall have been transferred (the "successor") is either the Guarantor or the Issuer, as applicable, or assumes all the Guarantor's or the Issuer's, as the case may be, obligations and liabilities under the Indenture and the debt securities (in the case of the Issuer) and the Guarantee (in the case of the Guarantor).

  (2) the successor is organized under the laws of the United States, any state or the District of Columbia; and

  (3) immediately after giving effect to the transaction no Default or Event of Default shall have occurred and be continuing.

   The successor will be substituted for the Guarantor or the Issuer, as the case may be, in the Indenture with the same effect as if it had been an original party to the Indenture. Thereafter, the successor may exercise the rights and powers of the Guarantor or the Issuer, as the case may be, under the Indenture, in its name or in its own name. If the Guarantor or the Issuer sells or transfers all or substantially all of its assets, it will be released from all liabilities and obligations under the Indenture and under the debt securities (in the case of the Issuer) and the Guarantee (in the case of the Guarantor) except that no such release will occur in the case of a lease of all or substantially all of its assets.

Events of Default

   Each of the following will be an Event of Default under the Indenture with respect to a series of debt securities:

  (1) default in any payment of interest on any debt securities of that series when due, continued for 30 days;

  (2) default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon optional redemption, upon declaration or otherwise;

  (3) failure by the Guarantor or the Issuer to comply for 60 days after notice with its other agreements contained in the Indenture;

  (4) certain events of bankruptcy, insolvency or reorganization of the Issuer or the Guarantor (the "bankruptcy provisions"); or

  (5) the Guarantee ceases to be in full force and effect or is declared null and void in a judicial proceeding or the Guarantor denies or disaffirms its obligations under the Indenture or the Guarantee.

   However, a default under clause (3) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding debt securities of that series notify the Issuer and the Guarantor of the default and such default is not cured within the time specified in clause (3) of this paragraph after receipt of such notice.

   If an Event of Default (other than an Event of Default described in clause
(4) above) occurs and is continuing, the Trustee by notice to the Issuer, or the holders of at least 25% in principal amount of the outstanding debt securities of that series by notice to the Issuer and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. If an Event of Default described in clause (4) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the debt securities will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in aggregate principal amount of the outstanding debt securities of a series may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the debt securities of that series and its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction and all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the debt securities of that series that have become due solely by such declaration of acceleration, have been cured or waived.

   Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the debt securities unless:

  (1) such holder has previously given the Trustee notice that an Event of Default is continuing;

  (2) holders of at least 25% in principal amount of the outstanding debt securities of that series have requested the Trustee to pursue the remedy;

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

  (3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

  (4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

  (5) the holders of a majority in principal amount of the outstanding debt securities of that series have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

   Subject to certain restrictions, the holders of a majority in principal amount of the outstanding debt securities of a series are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to that series of debt securities. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

   The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any debt securities, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Issuer is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuer also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

Amendments and Waivers

   Modifications and amendments of the Indenture may be made by the Issuer, the Guarantor and the Trustee with the consent of the holders of a majority in principal amount of all debt securities then outstanding under the Indenture (including consents obtained in connection with a tender offer or exchange offer for the debt securities). However, without the consent of each holder of outstanding debt securities of each series affected thereby, no amendment may, among other things:

  (1) reduce the amount of debt securities whose holders must consent to an amendment;

  (2) reduce the stated rate of or extend the stated time for payment of interest on any debt securities;

  (3) reduce the principal of or extend the stated maturity of any debt securities;

  (4) reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may be redeemed as described above under "Optional Redemption" or any similar provision;

  (5) make any debt securities payable in money other than that stated in the debt securities;

  (6) impair the right of any holder to receive payment of, premium, if any, principal of and interest on such holder's debt securities on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's debt securities;

  (7) make any change in the amendment provisions which require each holder's consent or in the waiver provisions; or

  (8) release the Guarantor or modify the Guarantee in any manner adverse to the holders.

   The holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected thereby, on behalf of all such holders, may waive compliance by the Issuer and the Guarantor with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee as provided in the Indenture, the holders of a majority in aggregate principal amount of the debt securities of each series affected thereby, on behalf of all such holders, may waive any past default under the Indenture (including any such waiver obtained in connection with a tender offer or exchange offer for the debt securities), except a default in the payment of principal, premium or interest or a default in respect of a provision that under the Indenture that cannot be modified or amended without the consent of all holders of the series of debt securities that is affected.

   Without the consent of any holder, the Issuer, the Guarantor and the Trustee may amend the Indenture to:

   (9)  cure any ambiguity, omission, defect or inconsistency;

  (10) provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of the Guarantor or the Issuer under the Indenture;

  (11) provide for uncertificated debt securities in addition to or in place of certificated debt securities (provided that the uncertificated debt securities are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated debt securities are described in Section 163(f) (2) (B) of the Code);

  (12)  add guarantees with respect to the debt securities;

  (13)  secure the debt securities;

  (14) add to the covenants of the Guarantor or the Issuer for the benefit of the holders or surrender any right or power conferred upon the Guarantor or the Issuer;

  (15) make any change that does not adversely affect the rights of any holder; or

  (16) comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

   The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, the Issuer is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect therein, will not impair or affect the validity of the amendment.

Defeasance

   The Issuer at any time may terminate all its obligations under a series of debt securities and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the debt securities, to replace mutilated, destroyed, lost or stolen debt securities and to maintain a registrar and paying agent in respect of the debt securities. If the Issuer exercises its legal defeasance option, the Guarantee will terminate with respect to that series.

   The Issuer at any time may terminate its obligations under covenants described under "Certain Covenants" (other than "Merger and Consolidation"), the bankruptcy provisions with respect to the

Guarantor and the Guarantee provision described under "Events of Default" above with respect to a series of debt securities ("covenant defeasance").

   The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Issuer exercises its legal defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default with respect thereto. If the Issuer exercises its covenant defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default specified in clause (3), (4), (with respect only to the Guarantor) or (5) under "Events of Default" above.

   In order to exercise either defeasance option, the Issuer must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an opinion of counsel (subject to customary exceptions and exclusions) to the effect that holders of the series of debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

No Personal Liability of General Partner

   The General Partner and its directors, officers, employees, incorporators and stockholders, as such, shall have no liability for any obligations of the Guarantor or the Issuer under the debt securities, the Indenture or the Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for issuance of the debt securities. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Subordination

   Debt securities of a series may be subordinated to Senior Indebtedness (as defined below) to the extent set forth in the Prospectus Supplement relating thereto. Subordinated debt securities will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture and the Prospectus Supplement relating thereto, to the prior payment of all indebtedness of the Issuer and the Guarantor that is designated as "Senior Indebtedness" with respect to the series. "Senior Indebtedness" is defined generally to include all notes or other evidences of indebtedness for money borrowed by the Issuer, including guarantees, not expressed to be subordinate or junior in right of payment to any other indebtedness of the Issuer.

   Upon any payment or distribution of assets of the Issuer to creditors or upon a total or partial liquidation or dissolution of the Issuer or in a bankruptcy, receivership or similar proceeding relating to the Issuer or its property, holders of Senior Indebtedness shall be entitled to receive payment in full in cash of the Senior Indebtedness before holders of subordinated debt securities shall be entitled to receive any payment of principal, premium or interest with respect to the subordinated debt securities, and until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled shall be made to the holders of Senior Indebtedness (except that the holders may receive shares of stock and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities).

   We may not make any payments of principal, premium or interest with respect to subordinated debt securities, make any deposit for the purpose of defeasance of the subordinated debt securities, or repurchase, redeem or otherwise retire (except, in the case of subordinated debt securities that provide for a mandatory sinking fund, by our delivery of subordinated debt securities to the Trustee in satisfaction of our sinking fund obligation) any subordinated debt securities if (a) any principal, premium or interest with respect to Senior Indebtedness is not paid within any applicable grace period (including at maturity), or (b) any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, unless, in either case, the default has been cured or waived and the acceleration has been rescinded, the Senior Indebtedness has been paid in full in cash, or the Issuer and the Trustee receive written notice approving the payment from the representatives of each issue of "Designated Senior Indebtedness" (which will include any specified issue of Senior Indebtedness of at least $100 million). During the continuance of any default (other than a default described in clause (a) or (b) above) with respect to any Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect the acceleration) or the expiration of any applicable grace periods, the Issuer may not pay the subordinated debt securities for a period (the "Payment Blockage Period") commencing on the receipt by the Issuer and the Trustee of written notice of the default from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period (a "Blockage Notice"). The Payment Blockage Period may be terminated before its expiration by written notice to the Trustee and us from the person who have the Blockage Notice, by repayment in full in cash of the Senior Indebtedness with respect to which the Blockage Notice was given, or because the default giving rise to the Payment Blockage Period is no longer continuing. Unless the holders of the Senior Indebtedness shall have accelerated the maturity thereof, the Issuer may resume payments on the subordinated debt securities after the expiration of the Payment Blockage Period. Not more than one Blockage Notice may be given in any period of 360 consecutive days unless otherwise provided in the Prospectus Supplement relating to a series of subordinated debt securities. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any period of 360 consecutive days. After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

   By reason of the subordination, in the event of insolvency, our creditors who are holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

Book Entry, Delivery and Form

   The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a Prospectus Supplement.

   Unless otherwise stated in any Prospectus Supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Book-entry debt securities of a series will be issued in the form of a global security that will be deposited with DTC. This means that we will not issue certificates to each holder. One global security will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for certificated securities, a global security may not be transferred; except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

   Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants.

   DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" with the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

   DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the Commission.

   DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

   We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

   It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

   Debt securities represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

  . DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

  . we determine not to require all of the debt securities of a series to be represented by a global security and notify the Trustee of our decision.

Limitations on Issuance of Bearer Securities

   The debt securities of a series may be issued as Registered Securities (which will be registered as to principal and interest in the register maintained by the registrar for the debt securities) or Bearer Securities (which will be transferable only by delivery). If the debt securities are issuable as Bearer Securities, certain special limitations and conditions will apply.

   In compliance with United States federal income tax laws and regulations, we and any underwriter, agent or dealer participating in an offering of Bearer Securities will agree that, in connection with the original issuance of the Bearer Securities and during the period ending 40 days after the issue date, they will not offer, sell or deliver any such Bearer Securities, directly or indirectly, to a United States Person (as defined below) or to any person within the United States, except to the extent permitted under United States Treasury regulations.

   Bearer Securities will bear a legend to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." The sections referred to in the legend provide that, with certain exceptions, a United States taxpayer who holds Bearer Securities will not be allowed to deduct any loss with respect to, and will not be eligible for capital gain treatment with respect to any gain realized on the sale, exchange, redemption or other disposition of, the Bearer Securities.

   For this purpose, "United States" includes the United States of America and its possessions, and "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

   Pending the availability of a definitive global security or individual Bearer Securities, as the case may be, debt securities that are issuable as Bearer Securities may initially be represented by a single temporary global security, without interest coupons, to be deposited with a common depositary in London for Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear"), or Centrale de Livraison de Valeurs Mobilieres S.A. ("CEDEL") for credit to the accounts designated by or on behalf of the purchasers thereof. Following the availability of a definitive global security in bearer form, without coupons attached, or individual Bearer Securities and subject to any further limitations described in the applicable Prospectus Supplement, the temporary global security will be exchangeable for interests in the definitive global security or for the individual Bearer Securities, respectively, only upon receipt of a "Certificate of Non-U.S. Beneficial Ownership," which is a certificate to the effect that a beneficial interest in a temporary global security is owned by a person that is not a United States Person or is owned by or through a financial institution in compliance with applicable United States Treasury regulations. No Bearer Security will be delivered in or to the United States. If so specified in the applicable Prospectus Supplement, interest on a temporary global security will be paid to each of Euroclear and CEDEL with respect to that portion of the temporary global security held for its account, but only upon receipt as of the relevant interest payment date of a Certificate of Non-U.S. Beneficial Ownership.

The Trustee

   We may appoint a separate Trustee for any series of debt securities. As used herein in the description of a series of debt securities, the term "Trustee" refers to the Trustee appointed with respect to the series of debt securities.

   We may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own debt securities.

Governing Law

   The Indenture provides that it and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

                          DESCRIPTION OF COMMON UNITS

The Units

   As of September 30, 1999, we have outstanding 45,552,915 Common Units, 21,409,870 Subordinated Units and 14,500,000 Convertible Special Units. The Common units, the Subordinated Units and the Convertible Special Units represent limited partner interests in the Company, which entitle the holders thereof to participate in Company distributions and exercise the rights or privileges available to limited partners under our Partnership Agreement. A Summary of the important provisions of our Partnership Agreement and a copy of our Partnership Agreement are included in our reports filed with the Commission. Capitalized terms used in this Description of Common Units have the meanings specified in the Partnership Agreement.

   The outstanding Common Units are listed on the New York Stock Exchange under the symbol "EPD." Any additional Common Units we issue will also be listed on the NYSE.

Cash Distribution Policy

 General

   We distribute to our partners, on a quarterly basis, all of our Available Cash. Available Cash is defined in the Partnership Agreement and generally means, with respect to any calendar quarter, all cash on hand at the end of such quarter less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the Company's business, (ii) comply with applicable law or any Company debt instrument or other agreement or (iii) provide funds for distributions to Unitholders and the General Partner in respect of any one or more of the next four quarters.

   Cash distributions are characterized as distributions from either Operating Surplus or Capital Surplus. This distinction affects the amounts distributed to Unitholders relative to the General Partner, and under certain circumstances it determines whether holders of Subordinated Units receive any distributions. See "--Quarterly Distributions of Available Cash."

   Operating Surplus is defined in the Partnership Agreement and refers generally to (a) the sum of (i) the cash balance of the Company on July 31, 1998, the closing date of our initial public offering of Common Units (excluding $46.5 million expected to be spent from the proceeds of that offering on new projects), (ii) all cash receipts of the Company from its operations since July 31, 1998 (excluding cash receipts from Interim Capital Transactions, except for up to $60 million of such cash receipts from Interim Capital Transactions that the General Partner designates as Operating Surplus), less (b) the sum of (i) all Company operating expenses, (ii) debt service payments (including reserves therefor but not including payments required in connection with the sale of assets or any refinancing with the proceeds of new indebtedness or an equity offering), (iii) maintenance capital expenditures and
(iv) reserves established for future Company operations, in each case since July 31, 1998. Capital Surplus is also defined in the Partnership Agreement and is generally generated only by borrowings (other than borrowings for working capital purposes), sales of debt and equity securities and sales or other dispositions of assets for cash (other than inventory, accounts receivable and other assets all as disposed of in the ordinary course of business).

   To avoid the difficulty of trying to determine whether Available Cash distributed by the Company is from Operating Surplus or from Capital Surplus, all Available Cash distributed by the Company from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since July 31, 1998 equals the Operating Surplus as of the end of the quarter prior to such distribution. Any Available Cash in excess of such amount will be deemed to be from Capital Surplus and distributed accordingly.

   If Available Cash from Capital Surplus is distributed in respect of each Common Unit in an aggregate amount per Common Unit equal to the $22.00 initial public offering price of the Common Units (the "Initial Unit Price"), plus any Common Unit Arrearages, the distinction between Operating Surplus and Capital Surplus will cease, and all distributions of Available Cash will be treated as if they were from Operating Surplus. We do not anticipate that there will be significant distributions from Capital Surplus.

   The Subordinated Units are a separate class of interests in the Company, and the rights of holders of such interests to participate in distributions to partners differ from the rights of the holders of Common Units. For any given quarter, any Available Cash will be distributed to the General Partner and to the holders of Common Units, and may also be distributed to the holders of Subordinated Units depending upon the amount of Available Cash for the quarter, the amount of Common Unit Arrearages, if any, and other factions discussed below.

   The 14,500,000 Convertible Special Units were issued as part of the purchase price of Tejas Natural Gas Liquids LLC. These Units do not accrue distributions and are not entitled to cash distributions until their conversion into an equal number of Common Units between August 1, 2000 and August 1, 2001. We will also issue up to 6,000,000 more Convertible Special Units to the seller if the volumes of natural gas that we process for Shell Oil Company and its affiliates reach certain agreed upon levels in 2000 and 2001. These additional Units would convert into an equal number of Common Units between August 1, 2002 and August 1, 2003.

   The Incentive Distributions represent the right of the General Partner to receive an increasing percentage of quarterly distributions of Available Cash from Operating Surplus after the Target Distribution Levels have been achieved. The Target Distribution Levels are based on the amounts of Available Cash from Operating Surplus distributed in excess of the payments made with respect to the Minimum Quarterly Distribution and Common Unit Arrearages, if any, and the related 2% distribution to the General Partner.

   Subject to certain limitations contained in the Partnership Agreement, the Company has the authority to issue additional Common Units or other equity securities of the Company for such consideration and on such terms and conditions as are established by the General Partner in its sole discretion and without the approval of the Unitholders. It is possible that the Company will fund acquisitions of assets or other capital projects through the issuance of additional Common Units or other equity securities of the Company. Holders of any additional Common Units issued by the Company will be entitled to share equally with the then-existing holders of Common Units in distributions of Available Cash by the Company. In addition, the issuance of additional Common Units may dilute the value of the interests of the then-existing holders of Common Units in the net assets of the Company. The General Partner will be required to make an additional capital contribution to the Company or the Operating Partnership in connection with the issuance of additional Common Units.

   The discussion in the sections below indicates the percentages of cash distributions required to be made to the General Partner and the holders of Common Units and the circumstances under which holders of Subordinated Units are entitled to receive cash distributions and the amounts thereof.

 Quarterly Distributions of Available Cash

   The Company will make distributions to its partners with respect to each calendar quarter of the Company prior to its liquidation in an amount equal to 100% of its Available Cash for such quarter. The Company expects to make distributions of all Available Cash within approximately 45 days after the end of each quarter, commencing with the quarter ending September 30, 1998, to holders of record on the applicable record date. The Minimum Quarterly Distribution and the Target Distribution Levels for the period from the closing of this offering through September 30, 1998 will be adjusted downward based on the actual length of such period. The Minimum Quarterly Distribution and the Target Distribution Levels are also subject to certain other adjustments as described below under "--Distributions from Capital Surplus" and "--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

   With respect to each quarter during the Subordination Period, to the extent there is sufficient Available Cash, the holders of Common Units will have the right to receive the Minimum Quarterly Distributions, plus any Common Unit Arrearages, prior to any distribution of Available Cash to the holders of Subordinated Units. This subordination feature will enhance the Company's ability to distribute the Minimum Quarterly Distribution on the Common Units during the Subordination Period. There is no guarantee, however, that the Minimum Quarterly Distribution will be made on the Common Units. Upon expiration of the Subordination Period, all Subordinated Units will be converted on a one-for-one basis into Common Units and will participate pro rata with all other Common Units in future distributions of Available Cash. Under certain circumstances, up to 50% of the Subordinated Units may convert into Common Units prior to the expiration of the Subordination Period. Common Units will not accrue arrearages with respect to distributions for any quarter after the Subordination Period, and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

 Distributions from Operating Surplus during Subordinated Period

   The Subordination Period will generally extend from July 31, 1998 until the first day of any quarter beginning after June 30, 2003 in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive, non-overlapping, four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping, four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were outstanding during such period on a fully diluted basis and the related distribution on the general partner interests in the Company and the Operating Partnership and (iii) there are no outstanding Common Unit Arrearages.

   Prior to the end of the Subordination Period, a portion of the Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the record date established for the distribution in respect of any quarter ending on or after (a) June 30, 2001 with respect to one-quarter of the Subordinated Units (5,352,468 Subordinated Units), and (b) June 30, 2002 with respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive, non-overlapping, four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units that were outstanding during such period on a fully diluted basis and the related distribution on the general partner interests in the Company and the Operating Partnership and
(iii) there are no outstanding Common Unit Arrearages; provided, however, that the early conversion of the second one-quarter of Subordinated Units may not occur until at least one year following the early conversion of the first one-quarter of Subordinated Units.

   Upon expiration of the Subordination Period, all remaining Subordinated Units will convert into Common Units on a one-for-one basis and will thereafter participate, pro rata, with the other Common Units in distribution on Available Cash. In addition, if the General Partner is removed as the general partner of the Company under circumstances where Cause does not exist and Units held by the General Partner and its affiliates are not voted in favor of such removal, (i) the Subordination Period will end all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interest into Common Units or to receive cash in exchange for such interests.

   Adjusted Operating Surplus for any period generally means Operating Surplus generated during such period, less (a) any net increase in working capital borrowing during such period and (b) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period, and plus (x) any net decrease in working capital borrowings during such period and (y) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium. Operating Surplus Generated during a period is equal to the difference between (i) the Operating Surplus determined at the end of such period and (ii) the Operating Surplus determined at the beginning of such period.

   Distributions by the Company of Available Cash from Operating Surplus with respect to any quarter during the Subordination Period will be made in the following manner:

   first, 98% to the Common Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each outstanding Common Unit an amount equal to the Minimum Quarterly Distribution for such quarter.

   second, 98% to the Common Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each outstanding Common Unit an amount equal to any Common Unit Arrearages accrued and unpaid with respect to any prior quarters during the Subordination Period;

   third, 98% to the Subordinated Unitholders, pro rata and 2% to the General Partner, until there has been distributed in respect of each outstanding Common Unit an amount equal to the Minimum Quarterly Distribution for such quarter. and thereafter, in the manner described in "--Incentive Distributions-- Hypothetical Annualized Yield" below.

   The above references to the 2% of Available Cash from Operating Surplus distributed to the General Partner are references to the amount of the percentage interest in distributions from the Company and the Operating Partnership of the General Partner (exclusive of its or any of its affiliates' interests as holders of Common Units or Subordinated Units). The General Partner owns a 1% general partner interests in the Company and a 1.0101% general partner interests in the Operating Partnership. With respect to any Common Unit, the term "Common Unit Arrearages" refers to the amount by which the Minimum Quarterly Distribution in any quarter during the Subordination Period exceeds the distribution of Available Cash from Operating Surplus actually made for such quarter on a Common Unit issued in our initial public offering, cumulative for such quarter and all prior quarters during the Subordination Period. Common Unit Arrearages will not accrue interest.

 Distributions from Operating Surplus after Subordination Period

   Distributions by the Company of Available Cash from the Operating Surplus with respect to any quarter after the Subordination Period will be made in the following manner:

   first, 98% to all Unitholders, pro rata and 2% to the General Partner, until there has been distributed in respect of each Unit an amount equal to the Minimum Quarterly Distribution for such quarter; and
   thereafter, in the manner described in "--Incentive Distributions" below.

 Incentive Distributions

   For any quarter for which Available Cash from Operating Surplus is distributed to the Common and Subordinated Unitholders in an amount equal to the Minimum Quarterly Distribution on all Units and to the Common Unitholders in an amount equal to any unpaid Common Unit Arrearages, then any additional Available Cash from Operating Surplus in respect of such quarter will be distributed among the Unitholders and the General Partner in the following manner:

   first, 98% to all Unitholders, pro rata, and 2% to the General Partner, until the Unitholders have received (in addition to any distribution to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.506 for such quarter in respect of each outstanding Unit ( the "First Target Distribution");

   second, 85% to all Unitholders, pro rata, and 15% to the General Partner, until the Unitholders have received (in addition to any distribution to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.617 for such quarter in respect of each outstanding Unit (the "Second Target Distribution");

   third, 75% to all Unitholders, pro rata, and 25% to the General Partner, until the Unitholders have received ( in addition to any distributions to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.784 for such quarter in respect of each outstanding Unit ( the "Third Target Distribution"); and

   thereafter, 50% to all Unitholders, pro rate, and 50% to the General
Partner.

   The distribution to the General Partner set forth above that are in excess of its aggregate 2% general partner interest represent the Incentive Distributions.

 Distributions from Capital Surplus

   Distributions by the Company of Available Cash from Capital Surplus will be made in the following manner:

     first, 98% to all Unitholders, pro rata, and 2% to the General Partner, until the Company has distributed, in respect of each outstanding Common Unit issued in our initial public offering, Available Cash from Capital Surplus in an aggregate amount per Common Unit equal to the Initial Unit Price;

     second, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Company has distributed, in respect of each outstanding Common Unit, Available Cash from Capital Surplus in an aggregate amount equal to any unpaid Common Unit Arrearages with respect to such Common Unit; and

     thereafter, all distributions of Available Cash from Capital Surplus will be distributed as if they were from Operating Surplus.

   As a distribution of Available Cash from Capital Surplus is made, it is treated as if it were a repayment of the Initial Unit Price. To reflect such repayment, the Minimum Quarterly Distribution and the Target Distribution Levels will be adjusted downward by multiplying each such amount by a fraction, the numerator of which is the Unrecovered Capital of the Common Units immediately after giving effect to such repayment and the denominator of which is the Unrecovered Capital of the Common Units immediately prior to such repayment. This adjustment to the Minimum Quarterly Distribution may make it more likely that Subordinated Units will be converted into Common Units

(whether pursuant to the termination of the Subordination Period or to the provisions permitting early conversion of some Subordinated Units) and may accelerate the dates at which such conversions occur.

   When "payback" of the Initial Unit Price has occurred, i.e., when the Unrecovered Capital of the Common Units is zero (and any accrued Common Unit Arrearages have been paid), the Minimum Quarterly Distribution and each of the Target Distribution Levels will have been reduced to zero for subsequent quarters. Thereafter, all distributions of Available Cash from all sources will be treated as if they were from Operating Surplus. Because the Minimum Quarterly Distribution and the Target Distribution Levels will have been reduced to zero, the General Partner will be entitled thereafter to receive 50% of all distributions of Available Cash in its capacity as General Partner (in addition to any distributions to which it or its affiliates may be entitled as holders of Units).

   Distributions of Available Cash from Capital Surplus will not reduce the Minimum Quarterly Distribution or Target Distribution Levels for the quarter with respect to which they are distributed.

 Adjustment of Minimum Quarterly Distribution and Target Distribution Levels

   In addition to reductions of the Minimum Quarterly Distribution and Target Distribution Levels made upon a distribution of Available Cash from Capital Surplus, the Minimum Quarterly Distribution, the Target Distribution Levels, the Unrecovered Capital, the number of additional Common Units issuable during the Subordination Period without a Unitholder vote, the number of Common Units issuable upon conversion of the Subordinated Units and other amounts calculated on a per Unit basis will be proportionately adjusted upward or downward, as appropriate, in the event of any combination or subdivision of Common Units (whether effected by a distribution payable in Common Units or otherwise), but not by reason of the issuance of additional Common Units for cash or property. For example, in the event of a two-for-one split of the Common Units (assuming no prior adjustments), the Minimum Quarterly Distribution, each of the Target Distribution Levels and the Unrecovered Capital of the Common Units would each be reduced to 50% of its initial level.

   The Minimum Quarterly Distribution and the Target Distribution Levels may also be adjusted if legislation is enacted or if existing law is modified or interpreted by the relevant governmental authority in a manner that causes the Company to become taxable as a corporation or otherwise subjects the Company to taxation as an entity for federal, state or local income tax purposes. In such event, the Minimum Quarterly Distribution and the Target Distribution Levels would be reduced to an amount equal to the product of (i) the Minimum Quarterly Distribution and each of the Target Distribution Levels, respectively, multiplied by (ii) one minus the sum of (x) the maximum effective federal income tax rate to which the Company is then subject as an entity plus (y) any increase that results from such legislation in the effective overall state and local income tax rate to which the Company is subject as an entity for the taxable year in which such event occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes). For example, assuming the Company was not previously subject to state and local income tax, if the Company were to become taxable as an entity for federal income tax purposes and the Company became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the Minimum Quarterly Distribution and the Target Distribution Levels would each be reduced to 62% of the amount thereof immediately prior to such adjustment.

 Distributions of Cash upon Liquidation

   Following the commencement of the dissolution and liquidation of the Company, assets will be sold or otherwise disposed of from time to time and the partners' capital account balances will be adjusted to reflect any resulting gain or loss in the manner provided in the Partnership Agreement. The proceeds of such liquidation will first be applied to the payment of creditors of the Company in the order of priority provided in the Partnership Agreement and bylaw and, thereafter, by distributed to the Unitholders and the General Partner in accordance with their respective capital account balances as so adjusted.

   Partners are entitled to liquidating distributions in accordance with capital account balances. The allocations of gains and losses upon liquidation are intended, to the extent possible, to entitle the holders of outstanding Common Units to a preference over the holders of outstanding Subordinated Units upon the liquidation of the Company, to the extent required to permit Common Unitholders to receive their Unrecovered Capital plus any unpaid Common Unit Arrearages. Thus, net losses recognized upon liquidation of the Company will be allocated to the holders of the Subordinated Units to the extent of their capital account balances before any loss is allocated to the holders of the Common Units, and net gains recognized upon liquidation will be allocated first to restore negative balances in the capital account of the General Partner and any Unitholders and then to the Common Unitholders until their capital account balances equal their Unrecovered Capital plus unpaid Common Unit Arrearages. However, no assurance can be given that there will be sufficient gain upon liquidation of the Company to enable the holders of Common Units to fully recover all of such amounts, even though there may be cash available after such allocation for distribution to the holders of Subordinated Units.

   If the liquidation of the Company occurs before the end of the Subordination Period, any net gain (or unrealized gain attributable to assets distributed in kind) will be allocated to the partners as follows:

     first, to the General Partner and the holders of Units having negative balances in their capital accounts to the extent of and in proportion to such negative balances;

     second, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the capital account for each Common Unit is equal to the sum of (i) the Unrecovered Capital in respect of such Common Unit, (ii) the amount of the Minimum Quarterly Distribution for the quarter during which liquidation of the Company occurs and (iii) any unpaid Common Unit Arrearages in respect of such Common Unit;

     third, 98% to the holders of Subordinated Units, pro rata, and 2% to the General Partner, until the capital account for each Common Unit is equal to the sum of (i) the Unrecovered Capital in respect of such Common Unit, (ii) the amount of the Minimum Quarterly Distribution for the quarter during which liquidation of the Company occurs and (iii) any unpaid Common Unit Arrearages in respect of such Common Unit;

     fourth, 98% to all Unitholders, pro rata, and 2% to the General Partner, until there has been allocated under this paragraph fourth an amount per Unit equal to (a) the sum of the excess of the First Target Distribution per Unit over the Minimum Quarterly Distribution per Unit for each quarter of the Company's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the Minimum Quarterly Distribution per Unit that were distributed 98% to the Unitholders, pro rata, and 2% to the General Partner for each quarter of the Company's existence;

     fifth, 85% to all Unitholders, pro rata, and 15% to the General Partner, until there has been allocated under this paragraph fifth an amount per Unit equal to (a) the sum of the excess of the Second Target Distribution per Unit over the First Target Distribution per Unit for each quarter of the Company's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the First Target Distribution per Unit that were distributed 85% to the Unitholders, pro rata, and 15% to the General Partner for each quarter of the Company's existence;

     sixth, 75% to all Unitholders, pro rata, and 25% to the General Partner, until there has been allocated under this paragraph sixth an amount per Unit equal to (a) the sum of the excess of the Third Target Distribution per Unit over the Second Target Distribution per Unit for each quarter of the Company's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the Second Target Distribution per Unit that were distributed 75% to the Unitholders, pro rata, and 25% to the General Partner for each quarter of the Company's existence; and

     thereafter, 50% to all Unitholders, pro rata, and 50% to the General
  Partner.

   If the liquidation occurs after the Subordination Period, the distinction between Common Units and Subordinated Units will disappear, so that clauses
(ii) and (iii) of paragraph second above and all of paragraph third above will no longer be applicable.

   Upon liquidation of the Company, any loss will generally be allocated to the General Partner and the Unitholders as follows:

     first, 98% to holders of Subordinated Units in proportion to the positive balances in their respective capital accounts and 2% to the General Partner, until the capital accounts of the holders of the Subordinated Units have been reduced to zero;

     second, 98% to the holders of Common Units in proportion to the positive balances in their respective capital accounts and 2% to the General Partner, until the capital accounts of the Common Unitholders have been reduced to zero; and

     thereafter, 100% to the General Partner.

   If the liquidation occurs after the Subordination Period, the distinction between Common Units and Subordinated Units will disappear, so that all of paragraph first above will no longer be applicable.

   In addition, interim adjustments to capital accounts will be made at the time the Company issues additional partnership interests in the Company or makes distributions of property. Such adjustments will be based on the fair market value of the partnership interests or the property distributed and any gain or loss resulting therefrom will be allocated to the Unitholders and the General Partner in the same manner as gain or loss is allocated upon liquidation. In the event that positive interim adjustments are made to the capital accounts, any subsequent negative adjustments to the capital accounts resulting from the issuance of additional partnership interests in the Company, distributions of property by the Company, or upon liquidation of the Company, will be allocated in a manner which results, to the extent possible, in the capital account balances of the General Partner equaling the amount which would have been the General Partner's capital account balances if no prior positive adjustments to the capital accounts had been made.

Transfer Agent and Registrar

   ChaseMellon Shareholder Services, LLC is our registrar and transfer agent for the Common Units. You may contact them at the following address:

     ChaseMellon Shareholder Services, L.L.C.
     Overpeck Center
     85 Challenger Road
     Ridgefield Park, NJ 07760

All fees charged by the Transfer Agent for transfers of Common Units will be borne by us and not by the holders of Common Units, except that fees similar to those customarily paid by stockholders for surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges, special charges for services requested by a holder of a Common Unit and other similar fees or charges will be borne by the affected holder.

Transfer of Common Units

   Until a Common Unit has been transferred on the books of the Company, the Company and the Transfer Agent, notwithstanding any notice to the contrary, may treat the record holder thereof as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. Any transfers of a Common Unit will not be recorded by the Transfer Agent or recognized by the Company unless the transferee executes and delivers a Transfer Application. By executing and delivering a Transfer Application (the form of which is set forth on the reverse side of the certificates representing the Common Units), the transferee of Common Units (i) becomes the record holder of such Common Units and shall constitute an assignee until admitted into the Company as a substitute limited partner, (ii) automatically requests admission as a substituted limited partner in the Company, (iii) agrees to be bound by the terms and conditions of, and executes, the Partnership Agreement, (iv) represents that such transferee has the capacity, power and authority to enter into the Partnership Agreement, (v) grants powers of attorney to officers of the General Partner and any liquidator of the Company as specified in the Partnership Agreement and (vi) makes the consents and waivers contained in the Partnership Agreement. An assignee will become a substituted limited partner of the Company in the respect of the transferred Common Units upon the consent of the General Partner and the recordation of the name of the assignee on the books and records of the company. Such consent may be withheld in the sole discretion of the General Partner.

   Common Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in the Company in the respect of transferred Common Units. A purchaser or transferee of Common Units who does not execute and deliver a Transfer Application obtains only (a) the right to assign the Common Units to a purchaser or other transferee and (b) the right to transfer the right to seek admission as a substituted limited partner in the Company with respect to the transferred Common Units. Thus, a purchaser or transferee of Common Units who does not execute and deliver a Transfer Application will not receive cash distributions or federal income tax allocations unless the Common Units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units, and may not receive certain federal income tax information or reports furnished to record holders of Common Units. The transferor of Common Units will have a duty to provide such transferee with all information that may be necessary to obtain registration of the transfer of Common Units, that the transferor will not have a duty to insure the execution of the Transfer Application by the transferee and will have no liability or responsibility if such transferee neglects to or chooses not to execute and forward the Transfer Application to the Transfer Agent.

                       FEDERAL INCOME TAX CONSIDERATIONS

   This section is a summary of material federal income tax considerations that may be relevant to prospective Unitholders and, to the extent set forth below under "--Legal Opinions and Advice," expresses the opinion of our counsel, Vinson & Elkins L.L.P., ("Counsel"), insofar as it relates to matters of United States federal income tax law and legal conclusions. This section is based upon current provisions of the Code, existing and proposed Treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "we," "our," and "us" refer to both the Company and the Operating Partnership.

   No attempt has been made in the following discussion to comment on all federal income tax matters affecting our Unitholders or us. Moreover, the discussion focuses on our Unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other Unitholders subject to specialized tax treatment (such as tax-exempt institutions, foreign persons, IRAs, REITs or mutual funds). Prospective investors are urged to consult their own tax advisors as to the particular tax consequences to them of the acquisition, ownership and disposition of an investment in the Common Units, including the applicability of any federal income, federal estate or gift tax, state, local and foreign tax laws, changes in applicable tax laws and any pending or proposed legislation.

Legal Opinions and Advice

   Counsel is of the opinion that, based on the accuracy of the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes (i) we and the Operating Partnership will each be treated as a partnership, and (ii) owners of Common Units (with certain exceptions, as described in "--Limited Partner Status" below) will be treated as our partners (but not partners of the Operating Partnership). In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Counsel.

   We have not requested any ruling from the IRS with respect to the foregoing issues or any other matter affecting our Unitholders or us. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Thus, we cannot assure you that the opinions and statements set forth in this prospectus would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the Common Units and the prices at which Common Units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the Unitholders and the General Partner. Furthermore, we cannot assure you that the treatment of the Company or an investment therein will not be significantly modified by future legislative or administrative changes or court decisions. Any modification may or may not be retroactively applied.

Partnership Status

   A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of income, gain, loss, deduction and credit of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner generally are not taxable unless the amount of any cash distributed is in excess of the partner's adjusted basis in his partnership interest.

   An entity generally will be classified as a partnership rather than as a corporation for federal income tax purposes if the entity (i) is treated as a partnership under Treasury regulations, effective

January 1, 1997, relating to entity classification (the "Check-the-Box Regulations") and (ii) is not a "publicly traded partnership" taxed as a corporation under Section 7704 of the Code. In general, under the Check-the-Box Regulations, an unincorporated domestic entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make any election, it will be treated as a partnership for federal income tax purposes.

   Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the "Qualifying Income Exception") exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes interest (from other than a financial business), dividends and income and gains from the exploration, development, mining or production, processing, refining, transportation and marketing of any mineral or natural resource. In the instant case, the Company's gross income that is derived from the processing or refining of ethane, propane, MTBE, isobutane, natural gasoline, propylene and the transportation of NGLs is qualifying income. We estimate that less than 1% of our gross income is not qualifying income under this test; however, this estimate could change from time to time. Based upon and subject to that estimate, the factual representations made by us and the General Partner and a review of the applicable legal authorities, Counsel is of the opinion that at least 90% of our gross income constitutes qualifying income.

   If we fail to meet the Qualifying Income Exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery), we will be treated as if we had transferred all of our assets (subject to liabilities) to a newly formed corporation (on the first day we fail to meet the Qualifying Income Exception) in return for stock in the corporation, and then distributed that stock to the partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to Unitholders and us, so long as we, at such time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

   If we or the Operating Partnership were treated as an association or otherwise taxable as a corporation in any taxable year, as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the Unitholders, and our net income would be taxed at the entity level at corporate rates. In addition, any distribution made to a Unitholder would be treated as either taxable dividend income (to the extent of our current or accumulated earnings and profits), in the absence of earnings and profits as a nontaxable return of capital (to the extent of the Unitholder's tax basis in his Common Units) or taxable capital gain (after the Unitholder's tax basis in the Common Units is reduced to zero). Accordingly, treatment of either us or the Operating Partnership as an association or otherwise taxable as a corporation would result in a material reduction in a Unitholder's cash flow and after-tax return.

   No ruling has been or will be sought from the IRS as to our status or the status of the Operating Partnership as a partnership for federal income tax purposes. Instead we have relied on the opinion of Counsel that, based upon the Code, the Treasury regulations promulgated thereunder, published revenue rulings and court decisions, the Company and the Operating Partnership will each be classified as a partnership for federal income tax purposes.

   In rendering its opinion, Counsel has relied on certain factual representations made by the General Partner and us. Such factual matters are as follows:

  (a) neither we nor the Operating Partnership has elected or will elect to be treated as an association taxable as a corporation;

  (b) the General Partner will at all times act independently of the limited partners;

  (c) for each taxable year, more than 90% of our gross income will be income from sources that Counsel has or will opined is "qualifying income";

  (d) we and the Operating Partnership are organized and will be operated in accordance with (i) all applicable partnership statutes, (ii) its and our respective partnership agreements, and (iii) its and our description in the Registration Statement.

   The discussion below is based on the assumption that the Company and the Operating Partnership will be classified as a partnership for federal income tax purposes.

Limited Partner Status

   Our Unitholders who have become limited partners will be treated as partners of the Company for federal income tax purposes. Moreover, the IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of this ruling, Counsel is also of the opinion that (a) assignees who have executed and delivered Transfer Applications and are awaiting admission as limited partners and (b) Unitholders whose Common Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Common Units will be treated as our partners for federal income tax purposes. As this ruling does not extend, on its facts, to assignees of common units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, Counsel's opinion does not extend to these persons. Income, gain, deductions, losses or credit would not appear to be reportable by these Unitholders, and any cash distributions received by such Unitholders would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners for federal income tax purposes. A purchaser or other transferee of Common Units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to record holders of Common Units unless the Common Units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units.

   A beneficial owner of Common Units whose Common Units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such Common Units for federal income tax purposes. See "--Tax Treatment of Operations--Treatment of Short Sales."

Tax Consequences of Unit Ownership

 Flow-through of Taxable Income

   We will pay no federal income tax. Instead, each of our Unitholders will be required to report on his income tax return his allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to our Unitholders although they have not received a cash distribution in respect of that income.

 Treatment of Company Distributions

   Our distributions to any of our Unitholders generally will not be taxable to the Unitholder for federal income tax purposes to the extent of his tax basis in his Common Units immediately before the distribution. Cash distributions in excess of a Unitholder's tax basis generally will be considered to be gain from the sale or exchange of the Common Units, taxable in accordance with the rules described under "--Disposition of Common Units" below. Any reduction in a Unitholder's share of our liabilities for which no partner, including the General Partner, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to that Unitholder.

 Basis of Common Units

   A Unitholder's initial tax basis for his Common Units will be the amount he paid for the Common Units plus his share of our nonrecourse liabilities. The initial tax basis for a Common Unit will be increased by the Unitholder's share of our income and by any increase in the Unitholder's share of our nonrecourse liabilities. The basis for a Common Unit will be decreased (but not below zero) by our distributions, including any decrease in the Unitholder's share of our nonrecourse liabilities, by the Unitholder's share of our losses and by his share of our expenditures that are not deductible in computing the Unitholder's taxable income and are not required to be capitalized. A Unitholder's share of our nonrecourse liabilities generally will be based on the Unitholder's share of our profits.

 Limitations on Deductibility of Company Losses

   To the extent we incur losses, a Unitholder's share of deductions for the losses will be limited to the tax basis of his Units or, in the case of an individual Unitholder or a corporate Unitholder if more than 50% of the value of its stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations, to the amount that the Unitholder is considered to be "at risk" with respect to our activities, if that is less than the Unitholder's basis. A Unitholder must recapture losses deducted in previous years to the extent that our distributions cause the Unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the Unitholder's basis or at risk amount (whichever is the limiting factor) is increased.

   In general, a Unitholder will be at risk to the extent of the purchase price of his Units, but this will be less than the Unitholder's basis for his Units by the amount of the Unitholder's share of any of our nonrecourse liabilities. A Unitholder's at risk amount will increase or decrease as the basis for the Unitholder's Units increases or decreases except that changes in our nonrecourse liabilities will not increase or decrease the at risk amount.

   The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can only deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) that are not in excess of the taxpayer's income from passive activities or investments. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any losses generated by us will only be available to offset future income that we generate and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses that are not deductible because they exceed the Unitholder's income that we generate may be deducted in full when the Unitholder disposes of his entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

   A Unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued that characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

 Limitations on Interest Deductions

   The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of the taxpayer's "net investment income." As noted, a Unitholder's share of our net passive income will be treated as investment income for this purpose. In addition, the Unitholder' s share of our portfolio income will be treated as investment income. Investment interest expense includes.

  . interest on indebtedness properly allocable to property held for investment;

  .  our interest expense attributed to portfolio income; and

  . the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

   The computation of a Unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Unit to the extent attributable to his portfolio income. Net investment income includes gross income from property held for investment, gain attributable to the disposition of property held for investment and amounts treated as portfolio income pursuant to the passive loss rule for deductible expenses (other than interest) directly connected with the production of investment income.

Allocation of Income, Gain, Loss and Deduction

   Our partnership agreement provides that a capital account be maintained for each partner, that the capital accounts generally be maintained in accordance with the applicable tax accounting principles set forth in applicable Treasury Regulations and that all allocations to a partner be reflected by an appropriate increase or decrease in his capital account. Distributions upon our liquidation are generally to be made in accordance with positive capital account balances.

   In general, if we have a net profit, items of income, gain, loss and deduction will be allocated among the General Partner and our Unitholders in accordance with their respective percentage interests in us. A class of our Unitholders that receives more cash than another class, on a per unit basis, with respect to a year, will be allocated additional income equal to that excess. If we have a net loss, items of income, gain, loss and deduction will generally be allocated for both book and tax purposes (1) first, to the General Partner and the Unitholders in accordance with their respective Percentage Interests to the extent of their positive capital accounts and (2) second, to the General Partner.

   Notwithstanding the above, as required by Section 704(c) of the Code, some items of our income, deduction, gain and loss will be allocated to account for the difference between the tax basis and fair market value of property contributed to us ("Contributed Property") or owned by us at the time new Units are sold by us ("Adjusted Property"). In addition, some items of recapture income will be allocated to the extent possible to the partner allocated the deduction giving rise to the treatment of the gain as recapture income in order to minimize the recognition of ordinary income by some Unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

   Regulations provide that an allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by Section 704(b) of the Code to eliminate the disparity between a partner's "book" capital account (credited with the fair market value of Contributed Property and credited or debited with any gain of loss attributable to an Adjusted Property) and "tax" capital account (credited with the tax basis of Contributed Property) (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in us, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to us, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other non-liquidating distributions and rights of the partners to distributions of capital upon liquidation.

   Counsel is of the opinion that allocations under the Partnership Agreement will be given effect for federal income tax purposes in determining a Unitholder's distributive share of an item of income, gain, loss or deduction.

Tax Treatment of Operations

 Accounting Method and Taxable Year

   We use the calendar year as our taxable year and adopt the accrual method of accounting for federal income tax purposes.

 Initial Tax Basis, Depreciation and Amortization

   The tax basis established for our various assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. Our assets initially had an aggregate tax basis equal to the tax basis of the assets in the possession of EPCO immediately prior to our formation.

   To the extent allowable, our General Partner may elect to use the depreciation and cost recovery methods that will result in the largest depreciation deductions in our early years. Property that we subsequently acquired or construct may be depreciated using accelerated methods permitted by the Code.

   If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture such deductions as ordinary income upon a sale of his interest. See "--Tax Consequences of Common Unit Ownership--Allocation of Our Income, Gain, Loss , Deduction and Credit" and "--Tax Consequences of Common Unit Ownership-- Disposition of Common Units--Recognition of Gain or Loss."

   Costs we incurred in organizing may be amortized over any period we select not shorter than 60 months. The costs incurred in promoting the issuance of Units must be capitalized and cannot be deducted currently, ratably or upon termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized.

 Section 754 Election

   We previously made the election permitted by Section 754 of the Code. This election is irrevocable without the consent of the IRS. The election generally permits a purchaser of a Unit to adjust his share of the basis in our properties ("inside basis") pursuant to Section 743(b) of the

Code to fair market value (as reflected by his Unit price). See "Tax Considerations--Allocation of Our Income, Gain, Loss and Deduction." The
Section 743(b) adjustment is attributed solely to a purchaser of units and is not added to the basis of our assets associated with all of our Unitholders. (For purposes of this discussion, a partner's inside basis in the Company's assets will be considered to have two components: (1) his share of our actual basis in our assets (the "Common Basis") and (2) his Section 743(b) adjustment allocated to each of our assets.)

   Proposed Treasury Regulation Section 1.197-2(g)(3) generally requires that the Section 743(b) adjustment attributable to amortizable intangible assets should be treated as a newly-acquired asset placed in service on the date when the transfer occurs. Under Treasury Regulation Section 1.167(c)- 1(a)(6), a
Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under
Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. The depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the common basis in such properties. Pursuant to the Partnership Agreement, our General Partner is authorized to adopt a convention to preserve the uniformity of Units even if such convention is not consistent with Treasury Regulation Section 1.197-2(g)(3) or Proposed Treasury Regulation
Section 1.167(c)-1(a)(6). See "--Tax Consequences of Common Unit Ownership-- Uniformity of Units."

   Although Counsel is unable to opine as to the validity of such an approach, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of our property. This method is consistent with the proposed regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.197-2(g)(3). To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring Units in the same month would receive depreciation or amortization, whether attributable to the Common Basis or the Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in our property. This aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some of our Unitholders. See "--Tax Consequences of Common Unit Ownership--Uniformity of Units."

   The allocation of the Section 743(b) adjustment must be made in accordance with the principles of section 1060 of the Code. Based on these principles, the IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by us to goodwill. Alternatively, it is possible that the IRS may seek to treat the portion of the Section 743(b) adjustment attributable to the Underwriter's discount as if allocable to a non-deductible syndication cost.

   A Section 754 election is advantageous if the transferee's basis in his Units is higher than his Units' share of the aggregate basis of our assets immediately prior to the transfer. In such a case, pursuant to the election, the transferee would take a new and higher basis in his share of our assets for purposes of calculating, among other items, his depreciation deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's basis in his Units is lower than his Units' share of the aggregate basis of our assets immediately prior to the transfer. Thus, the amount that a Unitholder will be able to obtain upon the sale of his Units may be affected either favorably or adversely by the election.

   The calculations involved in the Section 754 election are complex and we will make them on the basis of some assumptions as to the value of our assets and other matters. There is no assurance that the determinations we make will not be successfully challenged by the IRS and that the deductions attributable to them will not be disallowed or reduced. Should the IRS require a different basis adjustment to be made, and should, in our General Partner's opinion, the expense of compliance exceed the benefit of the election, our General Partner may seek permission from the IRS to revoke our Section 754. If such permission is granted, a purchaser of Units probably will incur increased tax liability.

 Alternative Minimum Tax

   Each Unitholder will be required to take into account his distributive share of any items of our income, gain or loss for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose.

   A Unitholder's alternative minimum taxable income derived from us may be higher than his share of our net income because we may use more accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for individuals is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. You should consult with your tax advisors as to the impact of an investment in Units on your liability for the alternative minimum tax.

 Valuation of Our Property

   The federal income tax consequences of the ownership and disposition of Units will depend in part on our estimates of the relative fair market values, and determinations of the initial tax basis, of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made solely by us. These estimates are subject to challenge and will not be binding on the IRS or the courts. In the event the estimates of fair market value are subsequently found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by Unitholders might change, and Unitholders might be required to amend their previously filed tax returns or to file claims for refunds.

 Treatment of Short Sales

   A Unitholder who engages in a short sale (or a transaction having the same effect) with respect to the Units will be required to recognize the gain (but not the loss) inherent in the Units that are sold short. See "--Tax Consequences of Common Unit Ownership--Disposition of Common Units." In addition, it would appear that a Unitholder whose Units are loaned to a "short seller" to cover a short sale of Units may be considered as having transferred beneficial ownership of those Units, and would, thus, no longer be a partner with respect to those Units during the period of the loan. As a result, during this period, any of our income, gain, deduction, loss or credit with respect to those Units would appear not to be reportable by the Unitholder, any cash distributions received by the Unitholder with respect to those Units would be fully taxable and all of those distributions would appear to be treated as ordinary income. The IRS may also contend that a loan of common units to a "short seller" constitutes a taxable exchange. If the IRS successfully made this contention, the lending Unitholder may be required to recognize gain or loss. Unitholders desiring to assure their status as partners should modify any of their brokerage account agreements to prohibit their brokers from borrowing their Units.

Disposition of Common Units.

 Recognition of Gain or Loss

   Gain or loss will be recognized on a sale of Units equal to the difference between the amount realized and the Unitholder's tax basis for the Units sold. A Unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Since the amount realized includes a Unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of Units may result in a tax liability in excess of any cash received from the sale.

   Gain or loss recognized by a Unitholder (other than a "dealer" in Units) on the sale or exchange of a Unit held for more than twelve months will generally be taxable as long-term capital gain or loss. A substantial portion of this gain or loss, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the Unit and may be recognized even if there is a net taxable loss realized on the sale of the Unit. Any loss recognized on the sale of Units will generally be a capital loss. Thus, a Unitholder may recognize both ordinary income and a capital loss upon a disposition of Units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of a corporation.

   The IRS has ruled that a partner acquiring interests in a partnership in separate transactions at different prices must maintain an aggregate adjusted tax basis in a single partnership interest and that, upon sale or other disposition of some of the interests, a portion of the aggregate tax basis must be allocated to the interests sold on the basis of some equitable apportionment method. This ruling is unclear as to how the holding period of these interests is affected by this aggregation concept. If this ruling is applicable to you, the aggregation of your tax basis effectively prohibits you from choosing among Units with varying amounts of unrealized gain or loss as would be possible in a stock transaction. Thus, the ruling may result in an acceleration of gain or deferral of loss on a sale of a portion of your Units. It is not clear whether the ruling applies to publicly-traded partnerships, such as us, the interests in which are evidenced by separate interest, and accordingly Counsel is unable to opine as to the effect this ruling will have on you. If you are considering the purchase of additional Common Units or a sale of Common Units purchased at differing prices, you should consult your tax advisor as to the possible consequences of this ruling.

 Allocations Between Transferors and Transferees

   In general, our taxable income and losses will be determined annually and will be prorated on a monthly basis and subsequently apportioned among the Unitholders in proportion to the number of Units they owned as of the close of the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the Unitholders on the Allocation Date in the month in which the gain or loss is recognized. As a result of this allocation procedure, a Unitholder transferring Common Units in the open market may be allocated income, gain, loss, deduction, and credit accrued after the date of transfer.

   The use of the allocation procedure discussed above may not be permitted by existing Treasury regulations and, accordingly, Counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of Units. If an allocation procedure is not allowed by the Treasury Regulations (or only applies to transfers of less than all of the Unitholder's interest), our taxable income or losses might be reallocated among the Unitholders. We are authorized to revise our method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted under future Treasury Regulations.

   A Unitholder who owns Units at any time during a quarter and who disposes of such Units prior to the record date set for a distribution with respect to that quarter will be allocated items of our income and gain attributable to the quarter during which his Units were owned but will not be entitled to receive distributions with respect to that quarter.

 Notification Requirements

   A Unitholder who sells or exchanges Units is required to notify us in writing of the sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale through a broker. Additionally, a transferor and a transferee of a Unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration paid for the Unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

 Constructive Termination

   We and the Operating Partnership will be considered to be terminated if there is a sale or exchange of 50% or more of the total interests in Company capital and profits within a 12-month period. A constructive termination results in the closing of a partnership's taxable year for all partners. A termination could result in non-uniformity of Units for federal income tax purposes. Our constructive termination will cause a termination of our operating limited partnerships. A termination could also result in penalties or loss of basis adjustments under the Code if we were unable to determine that the termination had occurred.

   In the case of a Unitholder reporting on a fiscal year other than a calendar year, the closing of our tax year may result in more than 12 months of our taxable income or loss of the Company being includable in his taxable income for the year of termination. In addition, each Unitholder will realize taxable gain to the extent that any money constructively distributed to him (including any net reduction in his share of partnership nonrecourse liabilities) exceeds the adjusted basis of his Units. New tax elections we are required to make, including a new election under Section 754 of the Code, must be made subsequent to the constructive termination. A constructive termination would also result in a deferral of our deductions for depreciation. In addition, a termination might either accelerate the application of or subject us to any tax legislation enacted with effective dates after the closing of the offering made hereby.

 Entity-Level Collections

   If we are required under applicable law to pay any federal, state or local income tax on behalf of any Unitholder or any General Partner or any former Unitholder, we are authorized to pay those taxes from our funds. The payments, if made, will be deemed current distributions of cash to the Unitholder and the General Partner. Our general Partner is authorized to amend the Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Units and to adjust subsequent distributions, so that after giving effect to the deemed distributions, the priority and characterization of distributions otherwise applicable under the Partnership Agreement is maintained as nearly as is practicable. These payments could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

Uniformity of Units

   Since we cannot match transferors and transferees of Units, uniformity of the economic and tax characteristics of the Units to a purchaser of such Units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) or Proposed Treasury Regulation Section 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the Units. See "Tax Treatment of Operations--
Section 754 Election."

   We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using the rate of depreciation derived from the depreciation method and useful life applied to the Common Basis of our property, consistent with the proposed regulations under Section 743, but despite its inconsistency with Treasury Regulation Section 1.167(c)-1(a)(6) or Proposed Treasury Regulation Section 1.197-2(g)(3). See "--Tax Treatment of Operations--Section 754 Election." If we determine that this position cannot reasonably be taken, we may adopt depreciation and amortization conventions under which all purchasers acquiring Units in the same month would receive depreciation and amortization deductions, whether attributable to the Common Basis or the Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in our property. If this aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some of our Unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. We will not adopt this convention if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the Unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any Units that would not have a material adverse effect on the Unitholders. The IRS may challenge any method of depreciating or amortizing the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of Units might be affected.

Tax-Exempt Organizations and Some Other Investors

   Ownership of Units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to these persons and, as described below, may have substantially adverse tax consequences.

   Employee benefit plans and most other organizations exempt from federal income tax (including IRAs and other retirement plans) are subject to federal income tax on unrelated business taxable income. Much of the taxable income derived by these organizations from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to these Unitholder.

   Regulated investment companies are required to derive 90% or more of their gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or some related sources. It is not anticipated that any significant amount of our gross income will qualify as income from these sources.

   Non-resident aliens and foreign corporations, trusts or estates that acquire Units will be considered to be engaged in business in the United States on account of their ownership of Units, and as a consequence they will be required to file federal tax returns in respect of their distributive shares of our income, gain, loss, deduction or credit and pay federal income tax at regular rates on our income. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, we will withhold at the rate of 39.6% on actual cash distributions made quarterly to foreign Unitholders. Each foreign Unitholder must obtain a taxpayer identification number from the IRS and submit that number to the Transfer Agent of the Company on a Form W-8 in order to obtain credit for the taxes withheld. Subsequent adoption of Treasury Regulations or the issuance of other administrative pronouncements may require us to change these procedures.

   Because a foreign corporation that owns Units will be treated as engaged in a United States trade or business, it may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our earnings and profits (as adjusted for changes in the foreign corporation's "U.S. net equity") that are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate Unitholder is a "qualified resident."

   Under a ruling of the IRS, a foreign Unitholder who sells or otherwise disposes of a Unit will be subject to federal income tax on gain realized on the disposition of such Unit to the extent that such gain is effectively connected with a United States trade or business of the foreign Unitholder. Apart from the ruling, a foreign Unitholder will not be taxed upon the disposition of a Unit if that foreign Unitholder has held less than 5% in value of the Units during the five-year period ending on the date of the disposition and if the Units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

 Company Information Returns and Audit Procedures

   We intend to furnish to each Unitholder, within 90 days after the close of each calendar year, tax information, including a Schedule K-1, that sets forth each Unitholder's allocable share of our income, gain, loss, deduction and credit. In preparing this information that will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the respective Unitholder's allocable share of income, gain, loss, deduction and credit. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. The Company cannot assure prospective Unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible.

   The federal income tax information returns we file may be audited by the IRS. Adjustments resulting from any IRS audit may require some or all of the Unitholders to file amended tax returns, and possibly may result in an audit of Unitholders' own returns. Any audit of a Unitholder's return could result in adjustments of non-Company as well as Company items.

   Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit are determined are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. Our Partnership Agreement appoints the General Partner as the Tax Matters Partner.

   The Tax Matters Partner will make certain elections on our behalf and on our Unitholders' behalf and can extend the statute of limitations for assessment of tax deficiencies against Unitholders with respect to our items. The Tax Matters Partner may bind a Unitholder with less than a 1% profits interest in the Company to a settlement with the IRS unless that Unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (by which all the Unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any Unitholder having at least a 1% interest in our profits and by the Unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each Unitholder with an interest in the outcome may participate.

   A Unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return to avoid the requirement that all items be treated consistently on both returns. Intentional or negligent disregard of the consistency requirement may subject a Unitholder to substantial penalties.

 Nominee Reporting

   Persons who hold an interest in the Company as a nominee for another person are required to furnish to us:

  . the name, address and taxpayer identification number of the beneficial owner and the nominee;

  . whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or
     (iii) a tax-exempt entity;

  . the amount and description of Units held, acquired or transferred for the beneficial owner; and

  . certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

   Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and information on Units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report this information to us. The nominee is required to supply the beneficial owner of the Units with the information furnished to us.

 Registration as a Tax Shelter

   The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that (i) we do not constitute a tax shelter or (ii) we constitute a projected income investment exempt from registration. However, the General Partner, as our principal organizer, has registered us as a tax shelter with the Secretary of the Treasury because of the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE COMPANY OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. We must furnish the registration number to the Unitholders, and a Unitholder who sells or otherwise transfers a Unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a Unit to furnish the registration number to the transferee is $100 for each such failure. The Unitholders must disclose the tax shelter registration number of the Company on Form 8271 to be attached to the tax return on which any income, gain, loss, deduction or credit of the Company is included. A Unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $50 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes.

 Accuracy-Related Penalties

   An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more of certain listed causes, including substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

   A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of the position are disclosed on the return. More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If items of our income, gain, loss, deduction or credit included in the distributive shares of Unitholders might result in such an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for Unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

   A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($ 10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Other Tax Considerations

   In addition to federal income taxes, Unitholders will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective Unitholder should consider the potential impact of such taxes on his investment in us. A Unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, we have no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a Unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular Unitholder's income tax liability to the state, generally does not relieve the non-resident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by us. See "-- Disposition of Common Units Entity--Level Collections". Based on current law and its estimate of our future operations, the General Partner anticipates that any amounts required to be withheld will not be material.

   It is the responsibility of each Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities of his investment in us. Accordingly, each prospective Unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

   A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of debt securities.

                              SELLING UNITHOLDERS

   In addition to covering our offering of securities, this Prospectus covers the offering for resale of an unspecified number of Common Units by Selling Unitholders. The applicable Prospectus Supplement will set forth, with respect to each Selling Unitholder,

  (1) the name of the Selling Unitholder,

  (2) the nature of any position, office or other materials relationship which the Selling Unitholder will have had within the prior three years with us or any of our predecessors or affiliates,

  (3) the number of Common Units owned by the Selling Unitholders prior to the offering,

  (4) the amount of Common Units to be offered for the Selling Unitholder's account, and

  (5) the amount and (if one percent or more) the percentage of the Common Units to be owned by the Selling Unitholders after completion of the offering.

                              PLAN OF DISTRIBUTION

   We may sell the Common Units or Debt Securities directly, through agents, or to or through underwriters or dealers. Please read the Prospectus Supplement to find the terms of the Common Unit or Debt Securities offering including:

  .  the names of any underwriters, dealers or agents;

  .  the offering price;

  .  underwriting discounts;

  .  sales agents' commissions;

  .  other forms of underwriter or agent compensation;

  . discounts, concessions or commissions that underwriters may pass on to other dealers;

  .  any exchange on which the Common Units or Debt Securities are listed.

   We may change the offering price, underwriter discounts or concessions, or the price to dealers when necessary. Discounts or commissions received by underwriters or agents and any profits on the resale of Common Units or Debt Securities by them may constitute underwriting discounts and commissions under the Securities Act of 1933.

   Unless we state otherwise in the Prospectus Supplement, underwriters will need to meet certain requirements before purchasing Common Units or Debt Securities. Agents will act on a "best efforts" basis during their appointment. We will also state the net proceeds from the sale in the Prospectus Supplement.

   Any brokers or dealers that participate in the distribution of the Common Units or Debt Securities may be "underwriters" within the meaning of the Securities Act for such sales. Profits, commissions, discounts or concessions received by such broker or dealer may be underwriting discounts and commissions under the Securities Act.

   When necessary, we may fix Common Unit or Debt Securities distribution using changeable, fixed prices, market prices at the time of sale, prices related to market prices, or negotiated prices.

   We may, through agreements, indemnify underwriters, dealers or agents who participate in the distribution of the Units or Debt Securities against certain liabilities including liabilities under the Securities Act. We may also provide funds for payments such underwriters, dealers or agents may be required to make. Underwriters, dealers and agents, and their affiliates may transact with us and our affiliates in the ordinary course of their business.

Distribution by Selling Unitholders

   Distribution of any Common Units to be offered by one or more of the Selling Unitholders may be effected from time to time in one or more transactions (which may involve block transactions) (1) on the New York Stock Exchange, (2) in the over-the-counter market, (3) in transactions otherwise than on the New York Stock Exchange or in the over-the-counter market or (4) in a combination of any of these transactions. The transactions may be effected by the Selling Unitholders at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The Selling Unitholders may offer their shares through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Unitholders and/or the purchasers of the shares for whom they act as agent. The Selling Unitholders may engage in short sales, short sales against the box, puts and calls and other transactions in our securities, or derivatives thereof, and may sell and deliver their Common Units in connection therewith. In addition, the Selling Unitholders may from time to time sell their Common Units in transactions permitted by Rule 144 under the Securities Act.

   As of the date of this Prospectus, we have not engaged any underwriter, broker, dealer or agent in connection with the distribution of Common Units pursuant to this Prospectus by the Selling Unitholders. To the extent required, the number of Common Units to be sold, the purchase price, the name of any applicable agent, broker, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in the applicable Prospectus Supplement. The aggregate net proceeds to the Selling Unitholders from the sale of their Common Units offered hereby will be the sale price of those shares, less any commissions, if any, and other expenses of issuance and distribution not borne by us.

   The Selling Unitholders and any brokers, dealers, agents or underwriters that participate with the Selling Unitholders in the distribution of shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act.

   The applicable Prospectus Supplement will set forth the extent to which we will have agreed to bear fees and expenses of the Selling Unitholders in connection with the registration of the

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Common Units being offered hereby by them. We may, if so indicated in the applicable Prospectus Supplement, agree to indemnify Selling Unitholders against certain civil liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

   Vinson & Elkins L.L.P., our counsel, will issue an opinion for us about the legality of the Common Units and Debt Securities and the material federal income tax considerations regarding the Common Units. Any underwriter will be advised about other issues relating to any offering by their own legal counsel.

                                    EXPERTS

   The consolidated financial statements of Enterprise Products Partners L.P. and the financial statements of Belvieu Environmental Fuels, which are incorporated by reference in this prospectus from the Annual Report on Form 10-K of Enterprise Products Partners L.P. for the year ended December 31, 1998 and the financial statements of Tejas Natural Gas Liquids, LLC and Subsidiary which are incorporated by reference in this prospectus from the Amended Current Report on Form 8-K/A No. 1 of Enterprise Products Partners L.P., have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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                                  [Enterprise]